U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

ROYAL BANK OF CANADA

(Exact name of registrant as specified in its charter)

200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5
Attention: Senior Vice-President
& Corporate Secretary

1 Place Ville Marie
Montreal, Quebec
Canada H3C 3A9
Attention: Senior Vice-President
& Corporate Secretary

(Address of registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ ] Form 40-F [x]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connect with Rule 12g3-2(b) __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By: N. Merchant

Name: Nabanita Merchant

Title: Senior Vice President, Investor Relations

Date: June 11, 2002



Royal Bank of Canada

2

Second Quarter 2002

/ Report to Shareholders

Royal Bank of Canada to repurchase up to 20 million of its common shares

TORONTO, May 22, 2002 – Royal Bank of Canada announced its intention, subject to the approval of The Toronto Stock Exchange, to renew its normal course issuer bid through the facilities of The Toronto Stock Exchange and to repurchase up to 20 million common shares, representing approximately three per cent of the bank's outstanding common shares. The bank intends to file a notice of intention with The Toronto Stock Exchange in this regard.

Purchases may commence after The Toronto Stock Exchange has accepted the notice of intention and may continue for a period of one year. The amount and timing of any such purchases will be determined by the bank.

The proposed share repurchase will enable the bank to balance the imperatives of maintaining solid capital ratios with the ongoing need to generate shareholder value. At April 30, 2002 the bank's Tier 1 and Total capital ratios were 9.0% and 12.6%, respectively.

The bank currently has a normal course issuer bid underway through which approximately 15 million of an allowed 18 million common shares have been repurchased to April 30, 2002. This bid will expire June 21, 2002.

TORONTO, May 22, 2002 – For its second quarter ended April 30, 2002, Royal Bank of Canada (RY on TSX & NYSE) announced net income of $710 million, up 14% from a year ago and earnings per share of $1.01, up 6%. Excluding goodwill amortization expense in last year's second quarter (as described on page 4), net income rose 6% while earnings per share were down 1% from a year ago.

Return on equity was 16.8% compared to 19.2% a year ago, reflecting common equity issued in last year's third quarter.

Revenues were up 12%, largely reflecting contributions from recent U.S. acquisitions, which led RBC Investments (the Wealth Management platform) and RBC Banking (the Personal & Commercial Banking platform) to generate double-digit revenue growth over a year ago.

Expenses rose 11%, reflecting recent U.S. acquisitions. Excluding the impact of these acquisitions, operating expenses (which exclude special items, costs of Stock Appreciation Rights and certain acquisition expenses such as retention compensation) were down 3% while operating revenues rose 1% (as discussed on page 9).

Commenting on the quarter's results, Gordon M. Nixon, President & CEO, said, "Despite continuing challenges in capital markets-related businesses, our net income was up to $710 million this quarter, reflecting our diversified earnings base, improvements in the profitability of our recent U.S. acquisitions and continued focus on cost management."

Table of contents

01 Royal Bank announces
01 Quarterly highlights
02 Chief Executive Officer's message
03 Six-month performance compared to objectives for 2002
04 Management's discussion and analysis
04 Overview
05 U.S. and international results
05 Line of business results
08 Financial priority: revenue growth and diversification
09 Financial priority: cost control
09 Financial priority: strong credit quality
10 Financial priority: balance sheet and capital management
11 Risk management
12 Operating highlights
13 About Royal Bank of Canada
13 Caution regarding forward-looking statements
14 Financial highlights – U.S. GAAP
15 Financial statements – U.S. GAAP
23 Financial highlights – Canadian GAAP
24 Financial statements – Canadian GAAP

The specific provision for credit losses was $328 million, or .65% of average loans and bankers' acceptances compared to .44% a year ago and .54% last quarter. The specific provision associated with a telecommunications account classified as impaired this quarter was partially offset by a $98 million gain on a related credit derivative, recorded in other income. However, if the credit derivative gain were to be netted against the provision for credit losses, the ratio would be .45% this quarter.

The bank's capital ratios strengthened from last quarter. The Tier 1 capital ratio and the Total capital ratio rose to 9.0% and 12.6% from 8.8% and 12.3%, respectively.

The results mentioned above, with the exception of the discussion of the provision for credit losses ratios and the capital ratios, are based on U.S. GAAP financial statements.

/ Chief Executive Officer's message

I am pleased to report that we have achieved solid results in the second quarter of 2002 despite continued weakness in capital markets and the telecommunications sector.

I'll comment on our four key business priorities and performance in those areas.

Strong fundamentals

Our net income was $710 million this quarter, up 14% from a year ago and up 6% excluding goodwill amortization expense in last year's second quarter. We continued to reap the benefits of our recent U.S. acquisitions, which accounted for two-thirds of our total earnings growth. As well, continued focus on cost management resulted in our operating expenses falling 3% from a year ago while operating revenues rose 1%, both excluding recent acquisitions.

We performed very well in the first six months compared to our objectives for 2002, as shown on page 3. Core earnings per share growth of 11% exceeded our 5–10% objective while revenue growth was similarly well above our target. Capital ratios and share price valuation levels also met our objectives. In the area of asset quality, our specific provision for credit losses ratio (net of the credit derivative gain) fell in the middle of our target range, while the level of impaired loans fell during the quarter.

North American expansion

Our recent U.S. acquisitions resulted in U.S. revenues rising to 26% of total revenues in the second quarter from 20% a year ago. Net income from our recent U.S. acquisitions was $35 million this quarter, up from $(22) million a year ago, due largely to the contribution of RBC Centura and better performance at RBC Dain Rauscher. The integration of Tucker Anthony Sutro into RBC Dain Rauscher was completed during the quarter, and the cost benefits of that integration should be more evident in the second half of this fiscal year.

We announced two disciplined and strategic platform-extension acquisitions in the U.S. during the quarter. RBC Centura is to acquire Eagle Bancshares for US$153 million, providing it with 14 well-located branches in the high-growth metropolitan Atlanta market where we currently have limited distribution. Also, RBC Insurance is to acquire certain assets of Kansas City-based Business Men's Assurance Company (BMA) from the Generali Group for US$220 million. These assets include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. In a related transaction, BMA's mutual fund company, Jones & Babson Inc., with US$1.5 billion in assets under management, is to be acquired by RBC Dain Rauscher. This deal gives us valuable wealth management product capability to distribute through our combined U.S. distribution channels. Both these acquisitions provide substantial cost synergies with our current U.S. operations and should be accretive to cash earnings per share in the first and second years, respectively.

Our major focus in the U.S. this year will remain on meeting operating targets by enhancing efficiency and growing revenues.

Growth of high-return, high-P/E multiple businesses

While we are looking for RBC Banking and RBC Investments to be the main drivers of our operational and financial expansion over the long term, we recognize that our diversified business base reduces earnings volatility and represents one of our major strengths. As a result, each of our business platforms has targeted priority areas for growth while also looking at opportunities for culling areas that do not meet our strategic or financial objectives. For example, in RBC Capital Markets, we plan to continue to reduce the size of the corporate loan portfolio to enhance returns. We expect RBC Investment's earnings contribution to rise when retention compensation costs for recent U.S. acquisitions start to fall significantly commencing 2003 and once capital markets strengthen.

Cross-platform leverage

Our business diversification, strong market positions in Canada and strengths in customer relationship management position us ideally for working across business platforms to better serve our customers, grow revenues and enhance efficiency. As we have made U.S. acquisitions, we have considered the value the deal can bring to more than one platform, as did RBC Dain Rauscher and as we expect from the BMA acquisition. Another excellent example of cross-platform leverage is our Financial Planning venture, which represents a collaborative effort between RBC Banking and RBC Investments to deliver financial planning solutions through approximately 1,650 financial planners. The marketing effort should get off the ground, from a customer standpoint, later this year.

Our goals

We want to be recognized as the undisputed lead provider of integrated financial services in Canada, a best in class provider of select services in the United States and a premier provider of specialized global financial services and, towards that end, we will continue to pursue our priorities with vigour.

I look forward to reporting to you on our performance again next quarter.



Gordon M. Nixon
President & Chief Executive Officer

/ Six-month performance compared to objectives for 2002

	2002 objectives (1)	Six-month performance (1)
1. Valuation		
Maintain top quartile valuation levels:		
• Share price/book value:	1st quartile of TSX Banks & Trusts Index	1st quartile
• Share price/earnings (2):	1st quartile of TSX Banks & Trusts Index	1st quartile
Share price growth:	Above the TSX Banks & Trusts Index	Above the index
2. Earnings growth (3)		
Grow diluted earnings per share by:	5–10%	11% 4% excluding goodwill amortization in six months 2001
3. Return on common equity (3)		
Achieve a return on common equity of:	17–19%	16.9%
4. Revenue growth		
Achieve revenue growth of:	7–10%	17%
5. Expense growth		
Operating expenses versus operating revenues (4):	Operating expense growth less than operating revenue growth	Operating expense growth 15%, compared to operating revenue growth of 17%. Excluding recent U.S. acquisitions, operating expenses down 5% and operating revenues up 1%
6. Portfolio quality		
Achieve a ratio of specific provisions for credit losses to average loans (including reverse repurchase agreements) and bankers' acceptances of (5):	.45–.55%	.59% .50% net of credit derivative gain (6)
7. Capital management		
Capital ratios (5):	Maintain strong capital ratios	9.0% Tier 1 capital ratio 12.6% Total capital ratio versus medium-term goals of 8% and 11–12%, respectively

(1) Excluding special items (for return on common equity and growth in earnings, revenues and expenses).
(2) Based on analysts' average core diluted earnings per share estimates.
(3) With the adoption in Q1/02 of new accounting standards regarding business combinations in Canada and the U.S., goodwill is no longer amortized. Accordingly, objectives for earnings growth and return on common equity are no longer on a "cash" basis, as reported earnings are now very similar to "cash" earnings.
(4) Operating expenses exclude special items, costs of Stock Appreciation Rights, and certain acquisition expenses such as retention compensation, while operating revenues exclude special items.
(5) Calculated based on our Canadian GAAP financial statements.
(6) See discussion on page 10.

The bank's unaudited interim consolidated financial statements are expressed in Canadian dollars, and are prepared in accordance with each of U.S. and Canadian generally accepted accounting principles (GAAP). U.S. GAAP unaudited interim consolidated financial statements are provided on pages 15-22. Canadian GAAP unaudited interim consolidated financial statements, including a reconciliation of significant differences from U.S. GAAP financial statements, are provided on pages 24-33. **The management discussion and analysis which follows is based on the financial statements prepared in accordance with U.S. GAAP and would not read differently in any material respect if based on the consolidated financial statements prepared in accordance with Canadian GAAP, except as noted in the supplemental discussions on pages 6, 8, 9 and 10.**

/ Management's discussion and analysis

This portion of the Report to Shareholders provides a discussion and analysis of the bank's financial condition and results of operations so as to enable a reader to assess material changes in financial condition and results of operations between October 31, 2001, and April 30, 2002. It also compares results of operations for the three- and six-month periods ended April 30, 2002, and the corresponding periods in the preceding fiscal year, with an emphasis on the most recent three-month period. See the "Management's Discussion and Analysis" (U.S. GAAP) contained on pages 17 to 56 of the bank's 2001 Annual Report for discussions in respect of previous years.

/ Overview

As shown in the tables below, net income in the second quarter of 2002 was up 14% from the second quarter of 2001 (6% on a per share basis).

Six-month net income was up 9% (1% on a per share basis). Excluding a $111 million after-tax gain ($.18 per share) from special items in the first quarter of 2001, six-month net income was up 20% and earnings per share were up 11%.

The lower growth rate in earnings per share than in net income reflected the issuance of 83 million common shares (72 million net of common share repurchases) in June 2001, mostly in connection with the acquisition of Centura Banks, Inc.

On November 1, 2001, the bank adopted new accounting standards regarding business combinations under which goodwill is no longer amortized and is instead periodically assessed for impairment. In the second quarter of 2001, the bank had incurred goodwill amortization expense of $47 million before tax ($.07 per share), while in the first six months of 2001, the bank had incurred goodwill amortization expense of $75 million before tax ($.12 per share).

As required by the new accounting standard, the bank has completed the transitional fair value impairment test and determined that goodwill is not impaired.

Net income

		For the three months ended			For the six months ended	
(C$ millions)	% change	**April 30 2002**	April 30 2001 (1)	% change	**April 30 2002**	April 30 2001 (2)
Reported net income	14%	**$ 710**	$ 624	9%	**$ 1,444**	$ 1,319
Impact of special items (3)		**–**	–		**–**	(111)
Core net income	14%	**$ 710**	$ 624	20%	**$ 1,444**	$ 1,208

(1) Net income includes goodwill amortization expense of $47 million before tax in Q2/01 (nil in Q2/02).
(2) Net income includes goodwill amortization expense of $75 million before tax in the first six months of 2001 (nil in 2002).
(3) Special items are shown in a table on page 8.

Diluted earnings per share (EPS)

		For the three months ended			For the six months ended	
(C$)	% change	**April 30 2002**	April 30 2001 (1)	% change	**April 30 2002**	April 30 2001 (2)
Reported EPS	6%	**$ 1.01**	$ .95	1%	**$ 2.05**	$ 2.03
Impact of special items (3)		**–**	–		**–**	(.18)
Core EPS	6%	**$ 1.01**	$ .95	11%	**$ 2.05**	$ 1.85

(1) EPS includes goodwill amortization expense of $.07 per share in Q2/01 (nil in Q2/02).
(2) EPS includes goodwill amortization expense of $.12 per share in the first six months of 2001 (nil in 2002).
(3) Special items are shown in a table on page 8.

Management evaluates the bank's performance on a reported basis (i.e., as reported in its consolidated financial statements) as well as on a core basis (i.e., excluding special items). Special items are viewed by management as transactions that are not part of normal day-to-day business operations or are unusual in nature, thereby obscuring or distorting management's analysis of trends. There were some special items in the first quarter of 2001 (shown on page 8), but no special items in the second and first quarters of 2002 and the second quarter of 2001.

/ U.S. and international results

As shown in the table on the bottom of page 20, U.S. and other international revenues were $1.4 billion or 35% of total revenues, up from $1.0 billion or 30% in the second quarter of 2001. Recent U.S. acquisitions resulted in U.S. revenues increasing to $1.0 billion or 26% of total revenues, from $.7 billion or 20% a year ago. Net income from recent U.S. acquisitions was $35 million this quarter, up from $(22) million a year ago, largely due to the acquisition of Centura Banks in June 2001 and the discontinuation of goodwill amortization in 2002. Total U.S. net income increased to $6 million this quarter from $(1) million a year ago despite a $101 million increase in the provision for credit losses, largely in the telecommunications sector.

In the first six months of 2002, U.S. and other international revenues were $2.9 billion or 36% of total revenues, up from $1.9 billion or 27% in the same period in 2001. Recent U.S. acquisitions resulted in U.S. revenues increasing to $2.1 billion or 27% of total revenues, from $1.2 billion or 17% in the first half of 2001. Net income from recent U.S. acquisitions in the first half of 2002 was $87 million, up from $(19) million a year ago. However, total U.S. net income declined to $39 million from $66 million in the first six months of 2001, reflecting higher provisions for credit losses this year.

/ Line of business results

Complete reported financial results for the business segments for the current quarter, previous quarter and same quarter a year ago and for the year-to-date and the preceding year-to-date are available in Note 6 on pages 20 to 21 (pages 29 to 30 for Canadian GAAP).

RBC Banking

(Personal & Commercial Banking)

(C$ millions, except percentage amounts)	For the three months ended April 30 2002	April 30 2001	Q2/02 vs Q2/01 Increase (decrease)	
Gross revenues (taxable equivalent basis)	**$ 1,861**	$ 1,668	$ 193	12%
Non-interest expenses (1)	**$ 1,108**	$ 968	$ 140	14%
Provision for credit losses	**$ 158**	$ 159	$ (1)	(1)%
Net income	**$ 362**	$ 324	$ 38	12%
ROE	**18.4%**	24.8%	(640)bp	
Average common equity	**$ 7,800**	$ 5,300	$ 2,500	47%

(1) Includes goodwill amortization expense of $2 million in Q2/01 (nil in Q2/02).

Net income was up $38 million or 12% from a year ago as earnings from RBC Banking's U.S. acquisitions (which include RBC Centura, RBC Mortgage and Security First Network Bank) rose to $42 million from $4 million a year ago. This reflected the purchase of RBC Centura in June 2001 and the subsequent folding in of Security First Network Bank's infrastructure into RBC Centura's. U.S. acquisitions contributed $240 million of the revenue growth and $163 million of the expense growth for RBC Banking this quarter. While domestic revenues declined due to a narrower prime-core deposit spread and lower volumes of consumer loans, domestic non-interest expenses fell as well.

ROE declined as a result of an additional $2.5 billion of average common equity attributed to the segment, of which $2.2 billion related to goodwill and other intangibles arising from the acquisition of Centura Banks, Inc.

Six-month net income was $751 million, up 23% from the same period a year ago. Excluding a $6 million after-tax gain on divestiture of a business in last year's first quarter, shown in the table at the top of page 8, net income was up $144 million or 24%. Net income from RBC Banking's U.S. acquisitions was $100 million compared to $(2) million in the first half of last year.

RBC Insurance

(Insurance)

(C$ millions, except percentage amounts)		For the three months ended April 30 2002		April 30 2001		Q2/02 vs Q2/01 Increase (decrease)	
Premiums & deposits	$	**459**	$	414	$	45	11%
Earned premiums	$	**438**	$	321	$	117	36%
Fee revenue/other	$	**25**	$	18	$	7	39%
Policyholder benefits	$	**(302)**	$	(163)	$	139	85%
Acquisition costs	$	**(77)**	$	(79)	$	(2)	(3)%
Non-interest revenue	$	**84**	$	97	$	(13)	(13)%
Net interest income	$	**53**	$	53	$	–	–%
Gross revenues	$	**137**	$	150	$	(13)	(9)%
Non-interest expenses (1)	$	**93**	$	93	$	–	–%
Net income	$	**48**	$	44	$	4	9%
ROE		**26.6%**		19.4%		720 bp	
Average common equity	$	**700**	$	900	$	(200)	(22)%

(1) Includes goodwill amortization expense of $4 million in Q2/01 (nil in Q2/02).

Net income was up $4 million or 9% from a year ago as RBC Liberty Insurance contributed $8 million in net income this quarter compared to $5 million a year ago. ROE improved, reflecting higher net income and lower average common equity, mostly due to a revised capital attribution approach.

Earned premiums grew $117 million or 36%, reflecting stronger activity in the reinsurance business, which also drove most of the growth in policyholder benefits.

Six-month net income was $90 million, up 8% from the same period a year ago. RBC Liberty Insurance contributed $10 million of net income compared to $9 million last year, when only five months of its results had been included in the first half's numbers.

Supplemental discussion – Canadian GAAP

Net income was $32 million, unchanged from a year ago. RBC Liberty Insurance contributed $1 million in net income this quarter, up from $(6) million a year ago.

Six-month net income was $73 million, up $1 million or 1% from the same period a year ago, while core net income was up $3 million or 4%. RBC Liberty Insurance contributed $(3) million in six-month net income, up from $(5) million last year.

RBC Investments

(Wealth Management)

(C$ millions, except percentage amounts)		For the three months ended April 30 2002		April 30 2001		Q2/02 vs Q2/01 Increase (decrease)	
Gross revenues	$	**919**	$	794	$	125	16%
Non-interest expenses (1)	$	**813**	$	684	$	129	19%
Net income	$	**78**	$	67	$	11	16%
ROE		**10.2%**		12.2%		(200)bp	
Average common equity	$	**3,000**	$	2,000	$	1,000	50%

(1) Includes goodwill amortization expense of $21 million in Q2/01 (nil in Q2/02).

Net income was up $11 million or 16% from a year ago as RBC Dain Rauscher's net loss narrowed to $15 million this quarter from $31 million a year ago. RBC Dain Rauscher includes Tucker Anthony Sutro acquired on October 31, 2001, and fully integrated in the second quarter. The earnings of RBC Dain Rauscher reflect retention compensation costs relating to the bank's acquisition of these businesses of $24 million this quarter (including $12 million for Tucker Anthony Sutro), down from $36 million last quarter and $29 million a year ago. The retention compensation costs are expected to be approximately $25 million in each of the next two quarters.

RBC Dain Rauscher contributed $160 million to the revenue growth and $144 million to the expense growth for RBC Investments this quarter reflecting the acquisition of Tucker Anthony Sutro. Cost savings from the conversion of Tucker Anthony Sutro's systems to RBC Dain Rauscher's in March 2002 are expected to be more evident in the second half of this fiscal year. The domestic brokerage operations experienced lower client trading volumes and revenues compared to a year ago.

ROE declined, reflecting an additional $1.0 billion of average common equity attributed to the segment this quarter compared to last year, of which $700 million related to goodwill arising from the acquisition of Tucker Anthony Sutro.

Six-month net income was down $28 million or 14% from a year ago, but was unchanged excluding a gain on divestiture of a business of $28 million (after-tax) in the first quarter 2001 shown in the table at the top of page 8, reflecting effective cost management in a weak capital market environment.

RBC Dain Rauscher's six-month net loss was $23 million compared to $26 million a year ago when approximately three months and three weeks of its results had been included. The improved earnings occurred despite higher retention compensation costs of $60 million (including $25 million for Tucker Anthony Sutro) compared to $33 million a year ago.

RBC Capital Markets

(Corporate & Investment Banking)

	For the three months ended				Q2/02 vs Q2/01		
		April 30		April 30			
(C$ millions, except percentage amounts)		**2002**		2001	Increase (decrease)		
Gross revenues (taxable equivalent basis)	**$**	**669**	$	702	$	(33)	(5)%
Non-interest expenses (1)	**$**	**388**	$	462	$	(74)	(16)%
Provision for credit losses	**$**	**175**	$	53	$	122	230%
Net income	**$**	**95**	$	116	$	(21)	(18)%
ROE		**9.4%**		13.5%		(410)bp	
Average common equity	**$**	**3,900**	$	3,300	$	600	18%

(1) Includes goodwill amortization expense of $12 million in Q2/01 (nil in Q2/02).

Net income was down $21 million or 18% from a year ago, reflecting a higher provision for credit losses and lower trading revenues, which more than offset lower non-interest expenses and a gain on a credit derivative discussed below.

A significant portion of the provision for credit losses this quarter related to a telecommunications sector account, which was classified as nonaccrual this quarter. The provision on this telecommunications account was partially mitigated by a $98 million gain on a related credit derivative, which was recorded in non-interest revenues ($89 million this quarter and $9 million last quarter). Net income benefited from a $74 million or 16% reduction in non-interest expenses, which were largely as a result of variable compensation expenses falling $63 million due to lower trading volumes and higher loan loss provisions.

Dain Rauscher Wessels' operations have been integrated into RBC Capital Markets. The retention compensation costs relating to the acquisition of this business were $8 million this quarter, down from $28 million a year ago and $20 million last quarter. The retention compensation costs are expected to be approximately $12 million in each of the next two quarters.

ROE declined as an additional $600 million of average common equity was attributed to the segment this quarter compared to a year ago, reflecting growth in operational, market and credit risks.

Despite a substantial increase in the provision for credit losses from a low level in the first six months of last year and lower revenues due to weaker capital markets, six-month net income was down only $22 million or 8%. This resulted from a 12% reduction in non-interest expenses and the above-mentioned $98 million gain on a credit derivative.

RBC Global Services

(Transaction Processing)

	For the three months ended				Q2/02 vs Q2/01		
		April 30		April 30			
(C$ millions, except percentage amounts)		**2002**		2001	Increase (decrease)		
Gross revenues	**$**	**190**	$	184	$	6	3%
Non-interest expenses (1)	**$**	**128**	$	113	$	15	13%
Net income	**$**	**40**	$	47	$	(7)	(15)%
ROE		**27.1%**		35.7%		(860)bp	
Average common equity	**$**	**600**	$	500	$	100	20%

(1) Includes goodwill amortization expense of $2 million in Q2/01 (nil in Q2/02).

Net income was down $7 million or 15% from a year ago. Revenues increased 3% as fee revenue growth was offset by declines in deposit-based revenues resulting from lower interest rates and reduced foreign exchange revenues. Non-interest expense growth of 13% was largely due to the July 2001 acquisition of Perpetual Fund Services. ROE declined, reflecting the above factors as well as an additional $100 million of average common equity attributed to the segment this quarter compared to last year.

Six-month net income was down 53% from a year ago, but was down 14% excluding a gain on divestiture of a business of $77 million (after-tax) recorded in the first quarter of 2001, as shown in the table at the top of page 8.

Special items in Q1/01 (none in Q2/02, Q1/02 and Q2/01)

(C$ millions, except per share amounts)	Applicable segments	For the three months ended January 31, 2001 Pre-tax	After-tax
Non-interest revenues			
Gain on sale of Group Retirement Services	RBC Investments	$ 36	$ 28
	RBC Banking	7	6
Gain on formation of Moneris joint venture	RBC Global Services (1)	89	77
Total		$ 132	$ 111
Impact on EPS – diluted			$ .18

(1) Effective Q1/02 the Moneris joint venture is being managed by RBC Global Services and prior period results, including this gain, have been re-allocated from RBC Banking.

Supplemental discussion – Canadian GAAP

In Q1/01, Canadian GAAP special items included the above, as well as a tax expense of $33 million ($19 million in RBC Banking, $(2) million in RBC Insurance, $10 million in RBC Capital Markets, and $6 million in "Other") to reflect a change in tax rates. Special items in Q1/01 increased Canadian GAAP net income after-tax by $78 million and diluted earnings per share by $.12.

/ Financial priority: revenue growth and diversification

Revenues

(C$ millions, taxable equivalent basis)	% change	For the three months ended April 30 2002	April 30 2001
Net interest income	10%	$ **1,722**	$ 1,569
Non-interest revenues	13%	**2,199**	1,940
Total revenue (reported and operating) (1)	12%	**3,921**	3,509
Less: Revenues of recent U.S. acquisitions (2)		**(787)**	(401)
Operating revenues, excluding acquisitions	1%	$ **3,134**	$ 3,108

(1) There were no special revenue items in Q2/02 and Q2/01.
(2) Represents revenues of RBC Centura (includes RBC Mortgage and Security First Network Bank), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro).

Total revenues were up $412 million or 12% from the second quarter of 2001.

The U.S. acquisitions last year of Centura Banks, Inc. (which now includes RBC Mortgage and Security First Network Bank), Liberty Insurance, Dain Rauscher and Tucker Anthony Sutro accounted for $386 million of the revenue growth. This excludes Dain Rauscher Wessels, whose operations have been integrated into RBC Capital Markets'. Centura Banks, Inc. and Tucker Anthony Sutro were acquired subsequent to last year's second quarter.

As shown in the table above, excluding recent U.S. acquisitions, operating revenues were up 1% from a year ago. This compared to a decline in operating expenses of 3% (shown in the table on page 9).

Six-month revenues were up 14% from the first half of 2001. Core, or operating, revenues (which exclude $132 million of gains from special items recorded in the first quarter of 2001) were up $1.1 billion or 17% from a year ago. Excluding recent U.S. acquisitions, six-month operating revenues were up 1% from a year ago, compared to a decline in operating expenses of 5%.

Net interest income

Taxable equivalent net interest income was up 10% from a year ago, and down 3% excluding recent U.S. acquisitions reflecting a narrower prime-core deposit spread, which resulted in the total net interest margin declining to 1.90% from 1.97% a year ago. This was despite the benefit of the addition of RBC Centura, which has higher margins than the rest of RBC Banking.

Six-month taxable equivalent net interest income was up 18% from a year ago, and up 4% excluding recent U.S. acquisitions due to lower funding costs for the Equity Derivatives business and higher loan volumes. The six-month net interest margin was 1.96%, up slightly from 1.93% a year ago, reflecting the acquisition of Centura Banks, Inc.

Non-interest revenues

Non-interest revenues were up 13% from the second quarter of 2001.

There was an $89 million gain this quarter on a credit derivative associated with a telecommunications account classified as nonaccrual this quarter which partially mitigated the provision for credit losses recorded on this account (discussed in more detail on page 10). This gain was recorded in non-interest revenues, contributing to 34% of the revenue growth over a year ago. Partially driven by acquisitions, deposit and payment service charges were up 24%, capital market fees (from full-service brokerage, discount brokerage and institutional business) up 10%, and investment management and custodial fees up 1%. Securitization revenues were up 200%, largely reflecting a $32 million gain on the sale of government guaranteed residential mortgage loans that were securitized during the quarter discussed in Note 3 on page 24. Mutual fund revenues were up 4% and card service revenues rose 2% despite the securitization of credit card receivables during 2001. Insurance revenues were flat and mortgage banking revenue (which relate to mortgages originated in the U.S.) was down 7%, due to the impact of rising long-term rates. Trading revenues were down 16%, reflecting lower revenues from the Equity Derivatives and Foreign Exchange businesses.

Six-month non-interest revenues were up 12% from the first half of 2001. Excluding $132 million of revenues from divestitures of businesses recorded in the first quarter of 2001 (shown in the table at the top of page 8), non-interest revenues were up 16% from last year. Further excluding gains of $98 million from the above-mentioned credit derivative ($89 million this quarter and $9 million last quarter), non-interest revenues were up 13% for the year to date.

/ Financial priority: cost control

Non-interest expenses

(C$ millions)	% change	For the three months ended April 30 2002	April 30 2001
Non-interest expenses (reported & core) (1)	11%	$ **2,519**	$ 2,263
Less: Costs of Stock Appreciation Rights		**(17)**	16
RBC Dain Rauscher retention compensation (2)		**(32)**	(57)
Operating expenses	11%	**2,470**	2,222
Less: Non-interest expenses of recent acquisitions (3)		**(691)**	(382)
Operating expenses, excluding acquisitions	(3)%	$ **1,779**	$ 1,840

(1) Includes goodwill amortization expense of $47 million in Q2/01 (nil in Q2/02). *There were no special non-interest expense items in Q2/02 or Q2/01.*
(2) Includes Tucker Anthony Sutro in Q2/02.
(3) Represents non-interest expenses of RBC Centura (includes RBC Mortgage and Security First Network Bank), RBC Liberty Insurance and RBC Dain Rauscher (includes Tucker Anthony Sutro) including goodwill amortization expense in Q2/01 (nil in Q2/02), but excluding retention compensation costs.

Non-interest expenses increased 11% over last year's second quarter. A $4.97 increase in Royal Bank's common share price between January 31, 2002 and April 30, 2002, had contributed to a $17 million Stock Appreciation Rights (SAR) expense, up $33 million from a year ago when a decline in the stock price resulted in a recovery of $16 million. Retention compensation costs for RBC Dain Rauscher decreased to $32 million this quarter (including $12 million for Tucker Anthony Sutro) from $57 million a year ago.

As described in Note 1(b) on page 19 and Note 7 on page 31, the bank's Stock Option Plan entitles a participant to elect to exercise either an option or the corresponding SAR. Starting this quarter and, based on historical data, it is estimated that 40% will be exercised as SARs and 60% as options (not 100% as SARs, as previously estimated).

Operating expenses (which exclude special items, the costs of SARs and certain acquisition costs such as retention compensation) were up $248 million or 11% from a year ago.

Excluding recent U.S. acquisitions, whose expenses were up $309 million over a year ago, operating expenses would have been down $61 million or 3%, compared to 1% growth in operating revenues.

Six-month non-interest expenses increased 16% over last year. An $8.17 increase in Royal Bank's common share price between October 31, 2001 and April 30, 2002, contributed to a $43 million SAR expense, up $50 million from last year. Retention compensation costs for RBC Dain Rauscher increased to $88 million in the first half (including $25 million for Tucker Anthony Sutro) from $73 million a year ago.

Operating expenses were up $656 million or 15% from a year ago. Excluding recent U.S. acquisitions, operating expenses would have been down $201 million or 5% from a year ago, compared to 1% growth in operating revenues.

Supplemental discussion – Canadian GAAP

As described in Note 7 on page 31, it is estimated that 100% of stock options granted will be exercised by participants as SARs and, accordingly, the SAR expense was $46 million in the quarter, up $62 million from a recovery of $16 million a year ago.

/ Financial priority: strong credit quality

Nonaccrual loans

Nonaccrual loans (before deducting the allowance for loan losses) were $2.5 billion at April 30, 2002, down $184 million from last quarter. As shown in the table at the top of page 22, $165 million of the decrease occurred in the business and government loan portfolio, despite the classification as nonaccrual of the full gross amount of a telecommunications sector account this quarter. Part of this improvement was due to previously nonaccrual accounts returning to accrual status this quarter (largely relating to the transportation sector and Argentine loans). As a percentage of total loans (including bankers' acceptances), nonaccrual loans were 1.41%, down from 1.52% last quarter.

Provision for credit losses

	For the three months ended		
	April 30	January 31	April 30
(C$ millions)	**2002**	2002	2001
U.S. GAAP			
Allocated	**$ 328**	$ 275	$ 210
Unallocated	**–**	11	–
Total provision for credit losses	**$ 328**	$ 286	$ 210
Canadian GAAP			
Specific provisions	**$ 328**	$ 286	$ 210
General provision			
Allocated	**–**	(11)	–
Unallocated	**–**	11	–
Total general provision	**–**	–	–
Total provision for credit losses	**$ 328**	$ 286	$ 210

As shown above, the total provision for credit losses was $328 million, including an amount related to the above-mentioned telecommunications account and an additional $24 million for Argentine loans. The provision associated with the telecommunications account was partially offset by a $98 million gain ($89 million this quarter and $9 million last quarter) on a related credit derivative, which was recorded in non-interest revenues in accordance with FAS 133 under U.S. GAAP.

During the quarter, net charge-offs (charge-offs, net of recoveries) were $346 million or .80% of average loans, versus $230 million or .56% a year ago and $234 million or .52% last quarter.

Supplemental discussion – Canadian GAAP

As shown above, the specific provision for credit losses was $328 million, including an amount related to the above-mentioned telecommunications account and an additional $24 million for Argentine loans. The specific provision associated with the telecommunications account was partially offset by a $98 million gain on a related credit derivative, which was recorded in other income this quarter. If this quarter's credit derivative gain were to be netted against the specific provision for credit losses, specific provisions as a percentage of average loans (including reverse repurchase agreements) and bankers' acceptances would be .45%, compared to .65% before netting the gain and .54% last quarter.

For the six months to date, the specific provision for credit losses was $614 million or .59% of average loans and bankers' acceptances versus the objective for 2002 of .45-.55%. If the above-mentioned $98 million credit derivative gain was to be netted against the provision for credit losses, the ratio would be .50%, in line with the 2002 objective.

/ Financial priority: balance sheet and capital management

Assets

Total assets were $361 billion at April 30, 2002, down $1.2 billion or .3% from October 31, 2001 and up $2.8 billion or 1% from January 31, 2002.

Compared to October 31, 2001, total loans (before deducting the allowance for loan losses) were down $2.2 billion or 1%, as increases in residential mortgages of $2.7 billion or 4% and credit card balances of $162 million or 4% were more than offset by decreases in business and government loans and acceptances of $4.8 billion or 6% and in personal loans of $.2 billion or 1%. Had it not been for the $924 million securitization of government guaranteed residential mortgage loans this quarter residential mortgages would have been up $3.6 billion or 5%, reflecting high levels of mortgage activity within RBC Banking.

Compared to January 31, 2002, total loans (before deducting the allowance for loan losses) were largely unchanged, with increases in residential mortgages of $.7 billion or 1% and personal loans of $.7 billion or 2%, offset by a decrease in business and government loans and acceptances of $1.3 billion or 2%. Had it not been for the $924 million securitization of government guaranteed residential mortgage loans this quarter residential mortgages would have been up $1.6 billion or 2%, reflecting high levels of mortgage activity within RBC Banking.

Deposits

Total deposits were $238 billion, up $2.1 billion or 1% from October 31, 2001 and up $1.5 billion or 1% from January 31, 2002. Interest-bearing deposits were up $1.1 billion or 1% from October 31, 2001 and up $.9 billion or .4% from last quarter. Non-interest-bearing deposits increased by $1.0 billion and $.6 billion, respectively.

Capital

A normal course issuer bid on The Toronto Stock Exchange began June 22, 2001 for a one-year period. Under this program, the bank may purchase up to 18 million common shares. During the second quarter, the bank repurchased 2.3 million common shares for $118 million, at an average price of $50.69 per share. Since the inception of the share repurchase program in June 2001, the bank has repurchased 15 million common shares for $736 million, at an average price of $49.14 per share.

Capital strength for Canadian banks is regulated according to guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information. OSFI has formally established risk-based capital targets for deposit-taking institutions in Canada of at least 7% for the Tier 1 capital ratio and of at least 10% for the Total capital ratio.

At April 30, 2002, using OSFI guidelines and Canadian GAAP financial information, the bank's Tier 1 capital ratio was 9.0% versus 8.7% at October 31, 2001, while the Total capital ratio was 12.6% versus 11.8% at October 31, 2001. Both ratios met the bank's medium-term (3–5 year) capital goals of 8% for Tier 1 capital and 11–12% for Total capital. Risk-adjusted assets of $169.0 billion were down 1% from October 31, 2001 and virtually unchanged from January 31, 2002.

Liquidity risk

The bank's liquidity management objective is to ensure that it has the ability to generate sufficient cash or its equivalents in a timely and cost-effective manner to meet its commitments as they fall due. Two key elements of the bank's liquidity management framework are policies for minimum levels of unencumbered liquid assets, and limits on maximum net fund outflows over specified time periods. As at April 30, 2002, the bank is in compliance with these policies. These and other elements of the liquidity management framework are discussed in more detail on page 55 of Royal Bank's 2001 Annual Report and have not materially changed over the past quarter.

The bank uses liquid assets and reverse repurchase agreements when managing its short-term liquidity. At April 30, 2002, the bank's liquid assets before pledging and assets purchased under reverse repurchase agreements totalled $147 billion or 41% of total assets, up from $137 billion or 38% at October 31, 2001 and up from $137 billion or 38% at January 31, 2002.

For the three months ended April 30, 2002, the bank's average liquid assets before pledging and average assets purchased under reverse repurchase agreements totalled $146 billion or 39% of total average assets, as compared to $130 billion or 38% at October 31, 2001 and $141 billion or 39% last quarter.

At April 30, 2002, securities with a carrying value of $46 billion have been pledged, sold under repurchase agreements or are obligations related to securities sold short. This is unchanged from October 31, 2001 and up from $40 billion at January 31, 2002.

Market risk measures – trading activities

As outlined on pages 52 and 53 of Royal Bank's 2001 Annual Report, the bank has established risk management policies and limits for its trading activities that allow it to monitor and control the exposure to market risk resulting from these activities. These policies have not changed materially over the past quarter. The market risk associated with trading activities is managed primarily through a Value-At-Risk (VAR) methodology. The table below shows the quarter-end, high, average and low VAR by major risk category for the bank's combined trading activities for the quarters ended April 30, 2002 and April 30, 2001, and indicates that the Global VAR amounts in the second quarter 2002 were below the levels a year ago. The graphs below show the daily net trading revenue compared to the global trading VAR amounts and a histogram of daily net trading revenue for the quarter ended April 30, 2002. During the second quarter, the bank experienced one day of net trading losses, and zero days of net trading losses during the first quarter of 2002.

Trading activities (1)

	For the three months ended April 30, 2002				For the three months ended April 30, 2001			
(C$ millions)	Quarter-end	High	Average	Low	Quarter-end	High	Average	Low
Global VAR by major risk category								
Equity	$ 9	$ 10	$ 8	$ 7	$ 11	$ 14	$ 9	$ 8
Foreign exchange and commodity	3	6	3	1	4	6	4	3
Interest rate	3	4	2	2	5	6	4	3
Global VAR (2)	$ 10	$ 12	$ 9	$ 7	$ 13	$ 14	$ 11	$ 10

(1) Amounts are presented on a pre-tax basis and represent one-day VAR at a 99% confidence level.
(2) Global VAR reflects the correlation effect from each of the risk categories through diversification.

DAILY NET TRADING REVENUE VERSUS GLOBAL TRADING VAR
(C$ millions)


20
15
10
5
0
(5)
(10)
(15)
(20)
Feb. 1, 2002
Apr. 30, 2002
— Daily net trading revenue
— Global trading VAR

HISTOGRAM OF DAILY NET TRADING REVENUE
(number of days)


8
6
4
2
0
-5
0
5
10
15
Daily net trading revenue (C$ millions)

RBC Banking

In March, RBC Centura announced a definitive merger agreement with Atlanta-based Eagle Bancshares, Inc. for approximately US$153 million. Eagle Bancshares owns and operates Tucker Federal Bank, the 10th largest bank in metropolitan Atlanta as measured by deposit market share. Following completion of the transaction by July 31, 2002, Eagle Bancshares, Inc. and its subsidiaries will be merged with and operate under the RBC Centura brand name.

During the quarter, RBC Royal Bank launched two marketing programs focused on first time life events – First-Time Home Buyers and First-Time Car Buyers. The First-Time Home Buyers Package includes competitive-rate mortgage financing, a $500 kick-start for the customer's investments, a credit card, and savings on the first year of banking fees for chequing accounts and online banking. First-time homebuyers are also eligible for merchandise discounts on appliances and furniture, moving expenses, and lawn care from participating merchants. Eligible first-time car buyers will receive pre-approved loan offers up to $15,000, a $100–$150 rebate applied to the car loan, and a pre-approved Esso Visa Card.

In April, the Direct Marketing Association Financial Services Council (FSC) presented Royal Bank of Canada with the FSC Company of the Year Award at its Chicago, Illinois conference. This award recognized RBC Banking's strong customer relationship management capabilities and customer segmentation approach.

RBC Insurance

In April, RBC Insurance announced that it had reached an agreement to acquire certain assets of Generali Group, a Trieste, Italy-based insurer for approximately US$220 million. The assets comprise the operations of Business Men's Assurance Company of America (BMA) and include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. The acquisition, which is subject to approvals by regulators in Canada and the U.S., is expected to close by the end of August 2002.

During the quarter, RBC Insurance announced that its career sales force will add Royal Mutual Funds and RBC Royal Bank Guaranteed Investment Certificates (GICs) to its product portfolio beginning in 2003, pending regulatory approval. This enhancement expands the RBC Insurance product offering to include a comprehensive portfolio of insurance and investment options, and provides a significant opportunity to better meet a broader range of client needs. It also provides a new and important distribution channel for the no-load family of Royal Mutual Funds and RBC Advisor Funds and RBC Royal Bank GICs.

RBC Investments

On February 1, 2002, the RBC Investments mutual fund business was re-aligned into two separate entities in order to provide greater focus to the distinct areas of manager and dealer. The manager, now known as RBC Funds Inc., is responsible for fund creation, management and promotion through multiple distribution channels. The dealer, known as Royal Mutual Funds Inc., is responsible for sales of mutual funds and licensing of all RBC mutual funds and financial planning sales people. The formation of RBC Funds Inc. is the next step in RBC Investment's strategy of expanding its channels of distribution. During 2001, the company established a dedicated sales force and back-office support for full-service brokers and independent financial planners, and introduced changes to compensation to allow for more flexibility and customization for advisors.

RBC Funds Inc. had RRSP season mutual fund net sales of more than $2.0 billion. This sales season represents net sales for the period from November 1, 2001 to March 1, 2002. Compared to the same period last year, RBC Funds Inc. experienced a 119% increase in mutual fund net sales. Assets under management for RBC Funds at the end of February 2002 totalled $37.3 billion.

On March 11, 2002, RBC Dain Rauscher became the ninth largest full-service securities firm in the United States following the successful integration of Tucker Anthony Sutro into Dain. RBC Dain Rauscher now comprises an organization of more than 5,000 employees in 165 offices from coast to coast in the U.S. Several months of planning culminated over the weekend of March 9–10 with the transfer onto the Dain system of 400,000 accounts, 3 million client positions totalling assets of US$40 billion, and US$4.5 billion in money market and cash balances.

RBC Dain Rauscher reached an agreement to acquire Jones & Babson, an asset management firm that administers over US$1.5 billion. This acquisition, which is part of a larger agreement by RBC Insurance to acquire BMA, is part of a growth strategy to expand offerings for individual investors.

RBC Capital Markets

The firm led the first ever income trust offering in the telecommunications sector. The Bell Nordiq Income Fund raised over $320 million, the largest amount raised since 1997.

RBC Capital Markets' recovery from the attacks on the World Trade Center is nearly complete at our key One Liberty Plaza center across from the site of the attacks. More than 500 employees returned to work to the building in a phased-in approach that concluded in mid-March. The result is that RBC Capital Markets' trading, sales and research operations are back to full capacity at this important U.S. operations centre.

RBC Global Services

During the quarter, RBC Global Services continued its positive momentum in the area of new business wins. RBC Global Services won a significant global custody mandate with J.O. Hambro, a leading private client investment management firm in the U.K. SaskPower, a Saskatchewan-based power company, selected RBC Global Services to provide its pension services and Spectrum Investments selected RBC Global Services to provide securities lending services.

RBC Global Services continues to perform well in international industry surveys, which measure satisfaction levels among clients. Most recently, R&M Consultants' 2002 Global Custody Survey ranked RBC Global Services fourth in the world for overall service quality. The survey also ranked RBC Global Services third in the world for service provided to investment managers. The scores in each of these categories improved over 2001.

RBC Global Services National Cash Management sales force continues to build positive momentum in the market. Sales results for the second quarter exceeded expectations through continued success with large transactions and the introduction of a national telephone-based sales team able to sell more efficiently to smaller businesses. The team has handled more than 1,100 referrals resulting in excess of 300 product sales to date. To complement these sales activities, the National Sales team also hosted fraud seminars as a value-added service offering to more than 100 clients across the country.

Other

As of April 30, Royal Bank's Canadian online banking and trading services enrolment of individual and business customers surpassed our target of over 2 million online clients by the end of 2002, reaching 2.1 million online clients, a 33% increase in 12 months and a 296% increase since October 1999 when the original target was set.

/ About Royal Bank of Canada

Royal Bank of Canada (TSX, NYSE: RY) uses the initials RBC as a prefix for its businesses and operating subsidiaries, which operate under the master brand name of RBC Financial Group. Royal Bank of Canada is Canada's largest financial institution as measured by market capitalization and assets, and is one of North America's leading diversified financial services companies. It provides personal and commercial banking, wealth management services, insurance, corporate and investment banking, and transaction processing services on a global basis. The company employs 59,000 people who serve more than 12 million personal, business and public sector customers in North America and in some 30 countries around the world. For more information, please visit *rbc.com.*

/ Caution regarding forward-looking statements

Royal Bank of Canada, from time to time, makes written and oral forward-looking statements, included in this interim report, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission, in reports to shareholders and in other communications, which are made pursuant to the "safe harbor" provisions of the United States *Private Securities Litigation Reform Act of 1995.* These forward-looking statements include, among others, statements with respect to the bank's objectives for 2002, and the medium and long terms, and strategies to achieve those objectives, as well as statements with respect to the bank's beliefs, plans, expectations, anticipations, estimates and intentions. The words "may," "could," "should," "would," "suspect," "outlook," "believe," "anticipate," "estimate," "expect," "intend," "plan," and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. The bank cautions readers not to place undue reliance on these statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian economy in general and the strength of the local economies within Canada in which the bank conducts operations; the strength of the United States economy and the economies of other nations in which the bank conducts significant operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; changes in trade policy; the effects of competition in the markets in which the bank operates; inflation; capital market and currency market fluctuations; the timely development and introduction of new products and services by the bank in receptive markets; the impact of changes in the laws and regulations regulating financial services (including banking, insurance and securities); changes in tax laws; technological changes; the ability of the bank to complete strategic acquisitions and to integrate acquisitions; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and saving habits; and the bank's anticipation of and success in managing the risks implicated by the foregoing.

The bank cautions that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the bank, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The bank does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the bank.

Information contained in or otherwise accessible through the Web sites mentioned in this report does not form a part of this report. All references in this report to Web sites are inactive textual references and are for your informational reference only.

/ Selected financial highlights (unaudited) (1)

(C$ millions, except per share and percentage amounts)	Change from April 30 2001	April 30 **2002**	January 31 2002	April 30 2001	Change from April 30 2001	April 30 **2002**	April 30 2001
		As at and for the three months ended				For the six months ended	
Earnings							
Net interest income (2)	10%	**$ 1,722**	$ 1,855	$ 1,569	18%	**$ 3,577**	$ 3,042
Non-interest revenue	13	**2,199**	2,202	1,940	12	**4,401**	3,927
Gross revenues (2)	12	**3,921**	4,057	3,509	14	**7,978**	6,969
Provision for credit losses	56	**328**	286	210	34	**614**	458
Non-interest expenses	11	**2,519**	2,609	2,263	16	**5,128**	4,407
Net income	14	**710**	734	624	9	**1,444**	1,319
Core net income (3)	14	**710**	734	624	20	**1,444**	1,208
Return on common equity	(240)bp	**16.8%**	17.1%	19.2%	(370)bp	**16.9%**	20.6%
Core return on common equity (3)	(240)bp	**16.8%**	17.1%	19.2%	(190)bp	**16.9%**	18.8%
Economic Profit (4)	(17)%	**$ 188**	$ 208	$ 226	(1)%	**$ 396**	$ 401
Balance sheet and off-balance sheet data							
Loans (before allowance for loan losses)	6%	**$ 178,941**	$ 178,718	$ 168,857			
Assets	13	**361,247**	358,400	318,943			
Deposits	11	**237,751**	236,272	214,506			
Subordinated debentures	4	**7,245**	7,340	6,992			
Common equity	32	**16,936**	16,638	12,838			
Assets under administration	20	**1,442,900**	1,426,600	1,198,700			
Assets under management	(13)	**96,200**	103,300	110,400			
Capital ratios (Canadian basis) (5)							
Common equity to risk-adjusted assets	200 bp	**10.0%**	9.8%	8.0%			
Tier 1 capital	20	**9.0%**	8.8%	8.8%			
Total capital	30	**12.6%**	12.3%	12.3%			
Capital ratios (U.S. basis) (6)							
Common equity to risk-adjusted assets	190 bp	**10.0%**	9.8%	8.1%			
Tier 1 capital	–	**8.4%**	8.1%	8.4%			
Total capital	–	**11.9%**	11.6%	11.9%			
Common share information							
Shares outstanding (in thousands)							
End of period	9%	**673,860**	673,596	616,516	9%	**673,860**	616,516
Average basic	9	**673,751**	674,465	616,365	10	**674,114**	612,532
Average diluted	9	**680,336**	679,729	621,907	10	**679,962**	618,252
Earnings per share							
Basic	6%	**$ 1.02**	$ 1.05	$ 0.96	1%	**$ 2.07**	$ 2.05
Diluted	6	**1.01**	1.04	0.95	1	**2.05**	2.03
Core diluted (3)	6	**1.01**	1.04	0.95	11	**2.05**	1.85
Share price							
High (7)	11%	**$ 57.07**	$ 52.45	$ 51.25	8%	**$ 57.07**	$ 52.80
Low (7)	9	**46.36**	46.81	42.42	9	**46.36**	42.42
Close	28	**54.97**	50.00	42.95	28	**54.97**	42.95
Dividends per share	15	**0.38**	0.36	0.33	12	**0.74**	0.66
Book value per share – period end	21	**25.13**	24.70	20.82	21	**25.13**	20.82
Market capitalization ($ billions)	40	**37.0**	33.7	26.5	40	**37.0**	26.5
Number of:							
Employees (full-time equivalent) (8)	5,117	**58,763**	59,744	53,646			
Automated banking machines	105	**4,538**	4,583	4,433			
Service delivery units:							
Canada	(15)	**1,313**	1,316	1,328			
International (9)	358	**796**	811	438			

(1) Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.
(2) Taxable equivalent basis.
(3) Core results exclude the special items shown in the table on page 8.
(4) Economic Profit is cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact of special items and amortization of goodwill and other intangibles) less a charge for the cost of common equity. There were no special items and no amortization of goodwill in the first and second quarter of 2002, and no special items in the second quarter of 2001.
(5) Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.
(6) Using guidelines issued by the Board of Governors of the Federal Reserve System in the United States and U.S. GAAP financial information.
(7) Intraday high and low share prices.
(8) The number of employees at April 30, 2002 includes employees for Tucker Anthony Sutro Corporation, which when acquired on October 31, 2001 had approximately 2,300 employees, and 3,161 for Centura Banks, Inc., acquired in June 2001.
(9) The number of international service delivery units at April 30, 2002 includes 94 for Tucker Anthony Sutro Corporation, acquired on October 31, 2001, and 230 for Centura Banks, Inc., acquired in June 2001.

/ Interim consolidated financial statements (unaudited)

Consolidated balance sheet (unaudited)

(C$ millions)	April 30 2002	January 31 2002	October 31 2001
Assets			
Cash resources			
Cash and due from banks	**$ 1,823**	$ 1,187	$ 1,792
Interest-bearing deposits with banks	**17,971**	14,433	15,724
	19,794	15,620	17,516
Securities			
Trading account ($3,810, $3,506 and $3,649 pledged at April 30, 2002, January 31, 2002 and October 31, 2001, respectively)	**66,413**	62,582	58,413
Available for sale ($2,945, $2,478 and $2,559 pledged at April 30, 2002, January 31, 2002 and October 31, 2001, respectively)	**23,898**	25,718	22,687
	90,311	88,300	81,100
Assets purchased under reverse repurchase agreements	**33,373**	30,503	35,870
Loans			
Residential mortgage	**70,118**	69,438	67,444
Personal	**32,292**	31,600	32,511
Credit card	**4,445**	4,338	4,283
Business and government loans and acceptances	**72,086**	73,342	76,862
	178,941	178,718	181,100
Allowance for loan losses	**(2,338)**	(2,345)	(2,278)
	176,603	176,373	178,822
Other			
Derivative-related amounts	**21,963**	26,731	28,642
Premises and equipment	**1,570**	1,590	1,598
Goodwill	**4,933**	4,975	4,952
Other intangibles	**595**	606	619
Other assets	**12,105**	13,702	13,364
	41,166	47,604	49,175
	$ 361,247	$ 358,400	$ 362,483
Liabilities and shareholders' equity			
Deposits			
Canada			
Non-interest-bearing	**$ 23,205**	$ 22,855	$ 22,397
Interest-bearing	**115,920**	117,007	118,161
International			
Non-interest-bearing	**2,640**	2,375	2,461
Interest-bearing	**95,986**	94,035	92,668
	237,751	236,272	235,687
Other			
Acceptances	**8,484**	9,057	9,923
Obligations related to securities sold short	**17,145**	16,815	16,037
Obligations related to assets sold under repurchase agreements	**22,240**	17,412	20,864
Derivative-related amounts	**23,392**	27,284	29,448
Other liabilities	**24,920**	24,467	23,979
	96,181	95,035	100,251
Subordinated debentures	**7,245**	7,340	6,861
Non-controlling interest in subsidiaries	**1,466**	1,440	1,479
Shareholders' equity			
Capital stock			
Preferred	**1,668**	1,675	1,990
Common (shares issued and outstanding – 673,859,766; 673,596,156 and 674,020,927)	**7,053**	6,987	6,959
Retained earnings	**10,019**	9,683	9,311
Accumulated other comprehensive income	**(136)**	(32)	(55)
	18,604	18,313	18,205
	$ 361,247	$ 358,400	$ 362,483

Consolidated statement of income (unaudited)

(C$ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Interest income					
Loans	**$ 2,483**	$ 2,742	$ 3,037	**$ 5,225**	$ 6,177
Trading account securities	**501**	589	547	**1,090**	1,058
Available for sale securities	**287**	293	265	**580**	536
Assets purchased under reverse repurchase agreements	**163**	128	320	**291**	634
Deposits with banks	**107**	150	200	**257**	426
	3,541	3,902	4,369	**7,443**	8,831
Interest expense					
Deposits	**1,282**	1,521	2,245	**2,803**	4,741
Other liabilities	**444**	432	456	**876**	857
Subordinated debentures	**102**	105	105	**207**	203
	1,828	2,058	2,806	**3,886**	5,801
Net interest income	**1,713**	1,844	1,563	**3,557**	3,030
Provision for credit losses	**328**	286	210	**614**	458
Net interest income after provision for credit losses	**1,385**	1,558	1,353	**2,943**	2,572
Non-interest revenue					
Capital market fees	**571**	591	518	**1,162**	937
Trading revenues	**384**	456	457	**840**	1,025
Deposit and payment service charges	**250**	254	201	**504**	405
Investment management and custodial fees	**242**	244	240	**486**	438
Mutual fund revenues	**140**	139	134	**279**	272
Mortgage banking revenues	**55**	73	59	**128**	88
Card service revenues	**61**	72	60	**133**	148
Foreign exchange revenue, other than trading	**66**	67	77	**133**	144
Credit fees	**53**	61	56	**114**	118
Insurance revenues	**69**	56	69	**125**	118
Securitization revenues	**57**	32	19	**89**	38
Gain (loss) on sale of securities	**13**	1	(56)	**14**	(96)
Gain from divestitures	**–**	–	–	**–**	132
Other	**238**	156	106	**394**	160
	2,199	2,202	1,940	**4,401**	3,927
Non-interest expenses					
Human resources	**1,529**	1,643	1,332	**3,172**	2,662
Occupancy	**201**	188	161	**389**	341
Equipment	**180**	186	164	**366**	314
Communications	**200**	187	171	**387**	324
Professional fees	**83**	103	85	**186**	158
Amortization of goodwill	**–**	–	47	**–**	75
Amortization of other intangibles	**17**	17	4	**34**	7
Other	**309**	285	299	**594**	526
	2,519	2,609	2,263	**5,128**	4,407
Net income before income taxes	**1,065**	1,151	1,030	**2,216**	2,092
Income taxes	**329**	390	377	**719**	722
Net income before non-controlling interest	**736**	761	653	**1,497**	1,370
Non-controlling interest in net income of subsidiaries	**26**	27	29	**53**	51
Net income	**$ 710**	$ 734	$ 624	**$ 1,444**	$ 1,319
Preferred share dividends	**24**	25	33	**49**	67
Net income available to common shareholders	**$ 686**	$ 709	$ 591	**$ 1,395**	$ 1,252
Average number of common shares (in thousands)	**673,751**	674,465	616,365	**674,114**	612,532
Earnings per share (in dollars)	**$ 1.02**	$ 1.05	$ 0.96	**$ 2.07**	$ 2.05
Average number of diluted common shares (in thousands)	**680,336**	679,729	621,907	**679,962**	618,252
Diluted earnings per share (in dollars)	**$ 1.01**	$ 1.04	$ 0.95	**$ 2.05**	$ 2.03

Consolidated statement of changes in shareholders' equity (unaudited)

(C$ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Preferred shares					
Balance at beginning of period	**$ 1,675**	$ 1,990	$ 1,988	**$ 1,990**	$ 2,001
Redeemed for cancellation	**–**	(315)	–	**(315)**	–
Translation adjustment on shares denominated in foreign currency	**(7)**	–	21	**(7)**	8
Balance at end of period	**1,668**	1,675	2,009	**1,668**	2,009
Common shares					
Balance at beginning of period	**6,987**	6,959	3,704	**6,959**	3,074
Issued	**91**	46	13	**137**	653
Issuance costs, net of related income taxes	**(1)**	–	–	**(1)**	(10)
Purchased for cancellation	**(24)**	(18)	–	**(42)**	–
Balance at end of period	**7,053**	6,987	3,717	**7,053**	3,717
Retained earnings					
Balance at beginning of period	**9,683**	9,311	8,769	**9,311**	8,314
Net income	**710**	734	624	**1,444**	1,319
Preferred share dividends	**(24)**	(25)	(33)	**(49)**	(67)
Common share dividends	**(256)**	(244)	(204)	**(500)**	(407)
Premium paid on common shares purchased for cancellation	**(94)**	(90)	–	**(184)**	–
Issuance costs, net of related income taxes	**–**	(3)	–	**(3)**	(3)
Balance at end of period	**10,019**	9,683	9,156	**10,019**	9,156
Accumulated other comprehensive income, net of related income taxes					
Unrealized gains and losses on available for sale securities	**70**	185	38	**70**	38
Unrealized foreign currency translation gains and losses net of hedging activities	**(67)**	(45)	(43)	**(67)**	(43)
Gains and losses on derivatives designated as cash flow hedges	**(122)**	(155)	(30)	**(122)**	(30)
Additional pension obligation	**(17)**	(17)	–	**(17)**	–
	(136)	(32)	(35)	**(136)**	(35)
Shareholders' equity at end of period	**$ 18,604**	$ 18,313	$ 14,847	**$ 18,604**	$ 14,847
Comprehensive income, net of related income taxes					
Net income	**$ 710**	$ 734	$ 624	**$ 1,444**	$ 1,319
Other comprehensive income					
Change in unrealized gains and losses on available for sale securities	**(115)**	(5)	(34)	**(120)**	94
Change in unrealized foreign currency translation gains and losses	**(71)**	(67)	98	**(138)**	66
Impact of hedging unrealized foreign currency translation gains and losses	**49**	60	(103)	**109**	(73)
Cumulative effect of initial adoption of FAS 133	**–**	–	–	**–**	60
Change in gains and losses on derivatives designated as cash flow hedges	**7**	5	(6)	**12**	(84)
Reclassification to earnings of gains and losses on cash flow hedges	**26**	30	(1)	**56**	(6)
Total comprehensive income	**$ 606**	$ 757	$ 578	**$ 1,363**	$ 1,376

Consolidated statement of cash flows (unaudited)

(C$ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Cash flows from operating activities					
Net income	$ **710**	$ 734	$ 624	$ **1,444**	$ 1,319
Adjustments to determine net cash provided by (used in) operating activities					
Provision for credit losses	**328**	286	210	**614**	458
Depreciation	**95**	98	93	**193**	179
Amortization of goodwill and other intangibles	**17**	17	51	**34**	82
Loss (gain) on sale of premises and equipment	**(12)**	(13)	(9)	**(25)**	4
Gain from divestitures	**–**	–	–	**–**	(132)
Change in accrued interest receivable and payable	**(120)**	(129)	1	**(249)**	(162)
Loss (gain) on sale of available for sale securities	**(13)**	(1)	56	**(14)**	96
Changes in operating assets and liabilities					
Deferred income taxes	**121**	(206)	(62)	**(85)**	(66)
Current income taxes	**16**	336	56	**352**	(177)
Derivative-related assets	**4,768**	1,911	(434)	**6,679**	(1,191)
Derivative-related liabilities	**(3,892)**	(2,164)	374	**(6,056)**	1,594
Trading account securities	**(3,831)**	(4,169)	(1,726)	**(8,000)**	(3,011)
Obligations related to securities sold short	**330**	778	869	**1,108**	2,000
Other	**1,127**	637	(3,867)	**1,764**	(4,897)
Net cash provided by (used in) operating activities	**(356)**	(1,885)	(3,764)	**(2,241)**	(3,904)
Cash flows from investing activities					
Change in loans	**(1,131)**	1,297	(49)	**166**	(564)
Proceeds from sale of available for sale securities	**4,277**	3,322	2,776	**7,599**	4,887
Proceeds from the maturity of available for sale securities	**5,129**	3,349	4,270	**8,478**	7,204
Purchases of available for sale securities	**(7,573)**	(9,701)	(8,427)	**(17,274)**	(12,707)
Change in interest-bearing deposits with banks	**(3,538)**	1,291	(638)	**(2,247)**	(1,403)
Net acquisitions of premises and equipment	**(68)**	(82)	(88)	**(150)**	(152)
Change in assets purchased under reverse repurchase agreements	**(2,870)**	5,367	(4,740)	**2,497**	(8,095)
Net cash used in acquisition of subsidiaries	**–**	–	–	**–**	(2,706)
Net proceeds from divestitures	**–**	–	–	**–**	132
Net cash provided by (used in) investing activities	**(5,774)**	4,843	(6,896)	**(931)**	(13,404)
Cash flows from financing activities					
Issue of RBC Trust Capital Securities (RBC TruCS™)	**–**	–	–	**–**	750
Change in domestic deposits	**(737)**	(696)	5,907	**(1,433)**	2,876
Increase in international deposits	**2,216**	1,281	2,293	**3,497**	5,266
Issue of subordinated debentures	**–**	635	525	**635**	1,025
Subordinated debentures matured	**(60)**	(41)	–	**(101)**	(27)
Preferred shares redeemed for cancellation	**–**	(315)	–	**(315)**	–
Issuance costs	**(1)**	(3)	–	**(4)**	(13)
Issue of common shares	**82**	28	8	**110**	627
Common shares purchased for cancellation	**(118)**	(108)	–	**(226)**	–
Dividends paid	**(266)**	(276)	(238)	**(542)**	(452)
Change in obligations related to assets sold under repurchase agreements	**4,828**	(3,452)	1,160	**1,376**	6,786
Change in liabilities of subsidiaries	**822**	(616)	1,090	**206**	597
Net cash provided by (used in) financing activities	**6,766**	(3,563)	10,745	**3,203**	17,435
Net change in cash and due from banks	**636**	(605)	85	**31**	127
Cash and due from banks at beginning of period	**1,187**	1,792	989	**1,792**	947
Cash and due from banks at end of period	$ **1,823**	$ 1,187	$ 1,074	$ **1,823**	$ 1,074
Supplemental disclosure of cash flow information					
Amount of interest paid in period	$ **2,020**	$ 2,341	$ 2,909	$ **4,361**	$ 5,948
Amount of taxes paid in period	$ **208**	$ 192	$ 507	$ **400**	$ 853

/ Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001 and the unaudited interim consolidated financial statements for the three month period ending January 31, 2002. Certain comparative amounts have been reclassified to conform to the current period's presentation.

Note 1 | Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2001, on pages 62 to 65 in the 2001 Annual Report, except as noted below.

a) Business Combinations, Goodwill and Other Intangibles

Effective November 1, 2001, the bank adopted Statement of Financial Accounting Standards, *Goodwill and Other Intangible Assets* (FAS 142) and Statement of Financial Accounting Standards, *Business Combinations* (FAS 141) for business combinations.

The *Business Combinations* standard requires that all business combinations be accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Under FAS 142, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

The bank has completed the transitional fair value impairment test this quarter and determined that goodwill is not impaired.

The following table sets forth the bank's Other intangibles at the periods indicated:

(C$ millions)	Q2/02 Gross carrying amount	Q2/02 Accumulated amortization	Q2/02 Net carrying amount	Q1/02 Gross carrying amount	Q1/02 Accumulated amortization	Q1/02 Net carrying amount	Q4/01 Gross carrying amount	Q4/01 Accumulated amortization	Q4/01 Net carrying amount
Core deposit intangibles	$ 406	$ (38)	$ 368	$ 411	$ (28)	$ 383	$ 412	$ (17)	$ 395
Customer lists and relationships	234	(39)	195	229	(34)	195	233	(30)	203
Mortgage servicing rights	32	(3)	29	26	(2)	24	17	(1)	16
Other intangibles	7	(4)	3	7	(3)	4	7	(2)	5
Total	$ 679	$ (84)	$ 595	$ 673	$ (67)	$ 606	$ 669	$ (50)	$ 619

The following table discloses a reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes.

(C$ millions, except per share amounts)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net income:					
Reported net income	$ 710	$ 734	$ 624	$ 1,444	$ 1,319
Amortization of goodwill, net of tax	–	–	46	–	74
Adjusted net income	$ 710	$ 734	$ 670	$ 1,444	$ 1,393
Earnings per share:					
Reported earnings per share	$ 1.02	$ 1.05	$ 0.96	$ 2.07	$ 2.05
Amortization of goodwill, net of tax	–	–	0.07	–	0.12
Adjusted earnings per share	$ 1.02	$ 1.05	$ 1.03	$ 2.07	$ 2.17
Diluted earnings per share:					
Reported diluted earnings per share	$ 1.01	$ 1.04	$ 0.95	$ 2.05	$ 2.03
Amortization of goodwill, net of tax	–	–	0.07	–	0.12
Adjusted diluted earnings per share	$ 1.01	$ 1.04	$ 1.02	$ 2.05	$ 2.15

b) Stock-based compensation

Beginning in 2000, the Stock Option Plan was amended to include Stock Appreciation Rights (SARs). The amended plan entitles a participant to elect to exercise either an option or the corresponding SAR. At the participant's discretion, SARs can be exchanged for a cash amount equal to the difference between the exercise price and the closing price of the common shares. Up to 100% of vested options can be exercised as SARs. Starting this quarter, the estimate of all participants exercising SARs has been changed to 40% from 100% based on historical data, and as a result 40% are accounted for as SARs and 60% as options.

c) Future accounting changes

The Financial Accounting Standards Board is planning to issue an Exposure Draft later this year dealing with *Consolidation of Special Purpose Entities.* The proposed standard will clarify existing rules and will provide new guidance on determining who is a primary beneficiary of the Special Purpose Entities and who will be required to consolidate the Special Purpose Entities. As the criteria are not yet known, an estimate of the impact cannot be made at this time.

Note 2 | Acquisitions

a) Eagle Bancshares, Inc.

On March 26, 2002, RBC Centura (Centura), a wholly owned subsidiary of Royal Bank of Canada, and Eagle Bancshares, Inc. (Eagle) announced that they have signed a definitive merger agreement by which Centura will acquire Eagle. The purchase price is estimated at approximately US$153 million cash consideration based on 5.7 million Eagle shares expected to be outstanding on the date of acquisition. The excess of approximately US$100 million of the purchase price over the estimated fair value of the net tangible assets acquired will first be allocated to identifiable intangible assets, with the residual allocated to Goodwill. The acquisition, which is subject to approval by Canadian and U.S. regulators and shareholders of Eagle, and other customary closing conditions, is expected to close by July 31, 2002.

b) Certain U.S. operations of Generali Group

On April 30, 2002, RBC Insurance announced an agreement to acquire certain assets of Generali Group, the Trieste, Italy-based insurer. These assets comprise the operations of Business Men's Assurance Company of America (BMA) and include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. In a related transaction, RBC Dain Rauscher will acquire BMA's mutual fund company, Jones & Babson Inc.

The purchase price for these businesses is estimated at approximately US$220 million. The acquisitions, which are subject to approval by Canadian and U.S. regulators, and the Boards of Directors and shareholders of the mutual funds, and other customary closing conditions, is expected to close by the end of August 2002.

Note 3 | Securitizations

During the quarter, the bank securitized $924 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $750 million of those securities. Mortgage-backed securities, created and unsold, remain on the consolidated balance sheet and are classified as Available for sale. The bank received net cash proceeds of $748 million and retained the rights to future excess interest of $34 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $32 million was recognized in Securitization revenues.

Note 4 | Pledged assets

Securities have been pledged as collateral for various types of funding transactions including obligations related to assets sold under repurchase agreements and obligations related to securities sold short. Securities pledged include bank-owned securities and other securities accepted as collateral that can be sold or repledged. Such collateral is generally obtained under reverse repurchase agreements and securities borrowing agreements. Securities owned that are pledged as collateral that can be sold or repledged by the secured party are reported in Trading account securities of $3.8 billion (January 31, 2002 – $3.5 billion; October 31, 2001 – $3.6 billion) and Available for sale securities of $2.9 billion (January 31, 2002 – $2.5 billion; October 31, 2001 – $2.6 billion) on the consolidated balance sheet.

Note 5 | Significant capital transactions

During the quarter, the bank repurchased 2,346,200 common shares under its normal course issuer bid at an average price of $50.69. Since the inception of the bid in June 2001, the bank has repurchased 14,982,100 common shares at an average price of $49.14.

Note 6 | Results by business and geographic segments

a) Quarterly earnings by business segment (1)

	RBC Banking			RBC Insurance			RBC Investments		
(C$ millions)	**Q2 02**	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01
Net interest income on taxable equivalent basis	**$ 1,344**	$ 1,432	$ 1,252	**$ 53**	$ 51	$ 53	**$ 86**	$ 98	$ 97
Non-interest revenue	**517**	544	416	**84**	81	97	**833**	853	697
Gross revenues on taxable equivalent basis	**1,861**	1,976	1,668	**137**	132	150	**919**	951	794
Taxable equivalent adjustment	**5**	5	1	**–**	–	–	**–**	–	–
Gross revenues	**1,856**	1,971	1,667	**137**	132	150	**919**	951	794
Provision for credit losses	**158**	201	159	**–**	–	–	**(1)**	(1)	3
Non-interest expenses	**1,108**	1,142	968	**93**	94	93	**813**	828	684
Income taxes and non-controlling interest	**228**	239	216	**(4)**	(4)	13	**29**	36	40
Net income	**362**	389	324	**48**	42	44	**78**	88	67

	RBC Capital Markets			RBC Global Services			Total (2)		
	Q2 02	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01
Net interest income on taxable equivalent basis	**$ 146**	$ 183	$ 133	**$ 33**	$ 34	$ 35	**$ 1,722**	$ 1,855	$ 1,569
Non-interest revenue	**523**	543	569	**157**	160	149	**2,199**	2,202	1,940
Gross revenues on taxable equivalent basis	**669**	726	702	**190**	194	184	**3,921**	4,057	3,509
Taxable equivalent adjustment	**5**	5	5	**–**	–	–	**9**	11	6
Gross revenues	**664**	721	697	**190**	194	184	**3,912**	4,046	3,503
Provision for credit losses	**175**	97	53	**3**	2	(1)	**328**	286	210
Non-interest expenses	**388**	418	462	**128**	134	113	**2,519**	2,609	2,263
Income taxes and non-controlling interest	**6**	60	66	**19**	18	25	**355**	417	406
Net income	**95**	146	116	**40**	40	47	**710**	734	624

(1) RBC Banking (Personal & Commercial Banking) includes the Personal & Commercial Banking Business, Card Services, RBC Mortgage, RBC Builder Finance, RBC Centura and the Caribbean. RBC Insurance (Insurance) offers creditor, life, health, travel, home, auto and reinsurance products. RBC Investments (Wealth Management) includes Canadian & International Brokerage Group (Action Direct, Private Client Division, International Advisory Group), RBC Dain Rauscher, Global Private Banking (International Global Private Banking, RBC Private Counsel, Personal Trust, Private Banking & Trust), RBC Global Asset Management (Investment Management, Mutual Funds), and RBC Financial Planning (partnership with Personal & Commercial Banking). RBC Capital Markets (Corporate & Investment Banking) comprises Global Treasury Services, Global Financial Products, Capital Markets Services, Global Credit, and RBC Capital Partners. RBC Global Services (Transaction Processing) consists of Investor Services (Custody), Treasury Management & Trade, including Moneris Solutions joint venture, and Global Financial Institutions (Correspondent Banking and Broker Dealers).

(2) The difference between the total and the business segments presented represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

b) Quarterly earnings by geographic segment

	Q2/02				Q1/02				Q2/01			
(C$ millions)	**Canada**	**U.S.**	**Other Int'l**	**Total**	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income on taxable equivalent basis	**$ 1,327**	**$ 301**	**$ 94**	**$ 1,722**	$ 1,413	$ 297	$ 145	$ 1,855	$ 1,389	$ 76	$ 104	$ 1,569
Non-interest revenue	**1,213**	**729**	**257**	**2,199**	1,132	807	263	2,202	1,076	643	221	1,940
Gross revenues on taxable equivalent basis	**2,540**	**1,030**	**351**	**3,921**	2,545	1,104	408	4,057	2,465	719	325	3,509
Taxable equivalent adjustment	**5**	**4**	**–**	**9**	7	4	–	11	6	–	–	6
Gross revenues	**2,535**	**1,026**	**351**	**3,912**	2,538	1,100	408	4,046	2,459	719	325	3,503
Provision for credit losses	**151**	**152**	**25**	**328**	152	131	3	286	161	51	(2)	210
Non-interest expenses	**1,425**	**892**	**202**	**2,519**	1,468	939	202	2,609	1,463	641	159	2,263
Income taxes and non-controlling interest	**371**	**(24)**	**8**	**355**	392	(3)	28	417	362	28	16	406
Net income	**$ 588**	**$ 6**	**$ 116**	**$ 710**	$ 526	$ 33	$ 175	$ 734	$ 473	$ (1)	$ 152	$ 624

c) Six-month earnings by business segment

(C$ millions)	RBC Banking 2002	RBC Banking 2001	RBC Insurance 2002	RBC Insurance 2001	RBC Investments 2002	RBC Investments 2001
Net interest income on taxable equivalent basis	$ 2,776	$ 2,521	$ 104	$ 97	$ 184	$ 188
Non-interest revenue	1,061	865	165	156	1,686	1,278
Gross revenues on taxable equivalent basis	3,837	3,386	269	253	1,870	1,466
Taxable equivalent adjustment	10	2	–	–	–	–
Gross revenues	3,827	3,384	269	253	1,870	1,466
Provision for credit losses	359	386	–	–	(2)	2
Non-interest expenses	2,250	1,965	187	169	1,641	1,174
Income taxes and non-controlling interest	467	420	(8)	1	65	96
Net income	751	613	90	83	166	194

	RBC Capital Markets 2002	RBC Capital Markets 2001	RBC Global Services 2002	RBC Global Services 2001	Total 2002	Total 2001
Net interest income on taxable equivalent basis	$ 329	$ 144	$ 67	$ 75	$ 3,577	$ 3,042
Non-interest revenue	1,066	1,281	317	395	4,401	3,927
Gross revenues on taxable equivalent basis	1,395	1,425	384	470	7,978	6,969
Taxable equivalent adjustment	10	9	–	–	20	12
Gross revenues	1,385	1,416	384	470	7,958	6,957
Provision for credit losses	272	80	5	(2)	614	458
Non-interest expenses	806	914	262	236	5,128	4,407
Income taxes and non-controlling interest	66	159	37	66	772	773
Net income	241	263	80	170	1,444	1,319

d) Six-month earnings by geographic segment

	For the six months ended April 30 2002				For the six months ended April 30 2001			
(C$ millions)	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income on taxable equivalent basis	$ 2,740	$ 598	$ 239	$ 3,577	$ 2,767	$ 92	$ 183	$ 3,042
Non-interest revenue	2,345	1,536	520	4,401	2,347	1,105	475	3,927
Gross revenues on taxable equivalent basis	5,085	2,134	759	7,978	5,114	1,197	658	6,969
Taxable equivalent adjustment	12	8	–	20	12	–	–	12
Gross revenues	5,073	2,126	759	7,958	5,102	1,197	658	6,957
Provision for credit losses	303	283	28	614	415	63	(20)	458
Non-interest expenses	2,893	1,831	404	5,128	3,058	1,000	349	4,407
Income taxes and non-controlling interest	763	(27)	36	772	687	68	18	773
Net income	$ 1,114	$ 39	$ 291	$ 1,444	$ 942	$ 66	$ 311	$ 1,319

/ Credit related information (unaudited) (1)

Nonaccrual loans

(C$ millions)	April 30 2002	January 31 2002	October 31 2001	July 31 2001	April 30 2001
Nonaccrual loans					
Residential mortgage	**$ 154**	$ 172	$ 179	$ 162	$ 179
Personal	**317**	318	325	325	294
Business and government	**2,058**	2,223	1,961	1,706	1,515
	$ 2,529	$ 2,713	$ 2,465	$ 2,193	$ 1,988
Nonaccrual loans as a % of related loans (including acceptances)					
Residential mortgage	**0.22%**	0.25%	0.27%	0.24%	0.28%
Personal	**0.98%**	1.01%	1.00%	1.01%	0.99%
Business and government	**2.85%**	3.03%	2.55%	2.28%	2.17%
Total	**1.41%**	1.52%	1.36%	1.23%	1.18%

Allowance for credit losses

	For the three months ended			For the six months ended	
(C$ millions)	April 30 2002	January 31 2002	April 30 2001	April 30 2002	April 30 2001
Allowance at beginning of period	**$ 2,459**	$ 2,392	$ 2,056	**$ 2,392**	$ 1,975
Provision for credit losses	**328**	286	210	**614**	458
Charge-offs					
Residential mortgage	**(3)**	(3)	(3)	**(6)**	(6)
Personal	**(109)**	(107)	(99)	**(216)**	(194)
Credit card	**(44)**	(45)	(46)	**(89)**	(88)
Business and government	**(232)**	(125)	(116)	**(357)**	(210)
	(388)	(280)	(264)	**(668)**	(498)
Recoveries					
Personal	**19**	16	15	**35**	29
Credit card	**9**	10	10	**19**	19
Business and government	**14**	20	9	**34**	41
	42	46	34	**88**	89
Net charge-offs	**(346)**	(234)	(230)	**(580)**	(409)
Adjustments	**11**	15	25	**26**	37
Allowance at end of period	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Net charge-offs (excluding LDCs) as a % of average loans	**0.80%**	0.52%	0.56%	**0.66%**	0.49%
Net charge-offs as a % of average loans	**0.80%**	0.52%	0.56%	**0.66%**	0.49%
Allocation of allowance					
Residential mortgage	**$ 47**	$ 49	$ 50	**$ 47**	$ 50
Personal	**475**	481	405	**475**	405
Credit card	**152**	152	122	**152**	122
Business and government	**1,541**	1,541	1,174	**1,541**	1,174
Allocated allowance	**2,215**	2,223	1,751	**2,215**	1,751
Unallocated allowance	**237**	236	310	**237**	310
Total	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Composition of allowance					
Allocated specific	**$ 1,010**	$ 1,018	$ 762	**$ 1,010**	$ 762
Allocated country risk	**30**	29	29	**30**	29
Allocated general	**1,175**	1,176	960	**1,175**	960
Total allocated allowance	**2,215**	2,223	1,751	**2,215**	1,751
Unallocated allowance	**237**	236	310	**237**	310
	$ 2,452	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Consisting of:					
Allowance for loan losses	**$ 2,338**	$ 2,345	$ 1,951	**$ 2,338**	$ 1,951
Allowance for off-balance sheet and other items	**109**	109	104	**109**	104
Allowance for tax-exempt securities	**5**	5	6	**5**	6
Total	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Allowance for loan losses as a % of loans (including acceptances)	**1.3%**	1.3%	1.2%	**1.3%**	1.2%
Allowance for loan losses as a % of loans (including acceptances) and reverse repurchase agreements	**1.1%**	1.1%	1.0%	**1.1%**	1.0%
Allowance for loan losses as a % of nonaccrual loans (coverage ratio), excluding LDCs	**93%**	86%	98%	**93%**	98%

(1) Financial measures are derived from U.S. GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.

/ **Selected financial highlights** (unaudited) (1)

($ millions, except per share and percentage amounts)	Change from April 30 2001	As at and for the three months ended April 30 2002	January 31 2002	April 30 2001	Change from April 30 2001	For the six months ended April 30 2002	April 30 2001
Earnings							
Net interest income (2)	11%	$ **1,746**	$ 1,869	$ 1,580	19%	$ **3,615**	$ 3,046
Other income	14	**2,192**	2,223	1,924	12	**4,415**	3,952
Gross revenues (2)	12	**3,938**	4,092	3,504	15	**8,030**	6,998
Provision for credit losses	56	**328**	286	210	34	**614**	458
Non-interest expenses	13	**2,583**	2,656	2,287	18	**5,239**	4,449
Net income	12	**677**	722	602	11	**1,399**	1,263
Core net income (3)	12	**677**	722	602	18	**1,399**	1,185
Return on common equity	(270)bp	**16.0%**	16.9%	18.7%	(320)bp	**16.5%**	19.7%
Core return on common equity (3)	(270)bp	**16.0%**	16.9%	18.7%	(190)bp	**16.5%**	18.4%
Economic Profit (4)	(24)%	$ **158**	$ 198	$ 207	(6)%	$ **356**	$ 379
Balance sheet and off-balance sheet data							
Loans (before allowance for loan losses)	10%	$ **201,442**	$ 197,766	$ 183,687			
Assets	14	**356,317**	353,713	313,724			
Deposits	12	**235,878**	234,164	211,336			
Subordinated debentures	3	**7,025**	7,105	6,836			
Common equity	33	**16,872**	16,525	12,705			
Assets under administration	20	**1,442,900**	1,426,600	1,198,700			
Assets under management	(13)	**96,200**	103,300	110,400			
Capital ratios (5)							
Common equity to risk-adjusted assets	200 bp	**10.0%**	9.8%	8.0%			
Tier 1 capital	20	**9.0%**	8.8%	8.8%			
Total capital	30	**12.6%**	12.3%	12.3%			
Common share information							
Shares outstanding (in thousands)							
End of period	9%	**673,860**	673,596	616,516	9%	**673,860**	616,516
Average basic	9	**673,751**	674,465	616,365	10	**674,114**	612,532
Average diluted	9	**678,751**	679,729	621,907	10	**679,240**	618,252
Earnings per share							
Basic	5%	$ **0.97**	$ 1.03	$ 0.92	3%	$ **2.00**	$ 1.95
Diluted	4	**0.96**	1.03	0.92	3	**1.99**	1.94
Core diluted (3)	4	**0.96**	1.03	0.92	10	**1.99**	1.81
Share price							
High (6)	11%	$ **57.07**	$ 52.45	$ 51.25	8%	$ **57.07**	$ 52.80
Low (6)	9	**46.36**	46.81	42.42	9	**46.36**	42.42
Close	28	**54.97**	50.00	42.95	28	**54.97**	42.95
Dividends per share	15	**0.38**	0.36	0.33	12	**0.74**	0.66
Book value per share – period end	21	**25.04**	24.53	20.61	21	**25.04**	20.61
Market capitalization ($ billions)	40	**37.0**	33.7	26.5	40	**37.0**	26.5
Number of:							
Employees (full-time equivalent) (7)	5,117	**58,763**	59,744	53,646			
Automated banking machines	105	**4,538**	4,583	4,433			
Service delivery units							
Canada	(15)	**1,313**	1,316	1,328			
International (8)	358	**796**	811	438			

(1) *Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.*

(2) Taxable equivalent basis.

(3) Core results exclude special items shown in the table on page 8.

(4) Economic Profit is cash operating earnings (i.e., net income available to common shareholders excluding the after-tax impact of one-time items and amortization of goodwill and other intangibles) less a charge for the cost of common equity. There were no special items and no amortization of goodwill in the first and second quarter of 2002, and no special items in the second quarter of 2001.

(5) Using guidelines issued by the Superintendent of Financial Institutions Canada (OSFI) and Canadian GAAP financial information.

(6) Intraday high and low share prices.

(7) The number of employees at April 30, 2002 includes employees for Tucker Anthony Sutro Corporation, which when acquired on October 31, 2001 had approximately 2,300 employees, and 3,161 for Centura Banks, Inc., acquired in June 2001.

(8) The number of international service delivery units at April 30, 2002 includes 94 for Tucker Anthony Sutro Corporation, acquired on October 31, 2001, and 230 for Centura Banks, Inc., acquired in June 2001.

Consolidated balance sheet (unaudited)

($ millions)	April 30 2002	January 31 2002	October 31 2001
Assets			
Cash resources			
Cash and non-interest-bearing deposits with banks	**$ 1,823**	$ 1,187	$ 1,792
Interest-bearing deposits with banks	**17,991**	14,448	15,743
	19,814	15,635	17,535
Securities			
Trading account ($3,810, $3,506 and $3,649 pledged at April 30, 2002, January 31, 2002 and October 31, 2001, respectively)	**64,235**	60,737	58,192
Investment account ($2,945, $2,478 and $2,559 pledged at April 30, 2002, January 31, 2002 and October 31, 2001, respectively)	**23,319**	25,008	21,877
Loan substitute	**417**	415	438
	87,971	86,160	80,507
Loans			
Residential mortgage	**70,116**	69,436	67,442
Personal	**32,292**	31,600	32,511
Credit card	**4,445**	4,338	4,283
Business and government	**63,554**	64,234	67,152
Assets purchased under reverse repurchase agreements	**33,373**	30,503	35,870
	203,780	200,111	207,258
Allowance for loan losses	**(2,338)**	(2,345)	(2,278)
	201,442	197,766	204,980
Other			
Derivative-related amounts	**20,965**	25,506	27,240
Customers' liability under acceptances	**8,484**	9,057	9,923
Premises and equipment	**1,581**	1,596	1,602
Goodwill	**4,900**	4,942	4,919
Other intangibles	**595**	606	619
Other assets	**10,565**	12,445	11,935
	47,090	54,152	56,238
	$ 356,317	$ 353,713	$ 359,260
Liabilities and shareholders' equity			
Deposits			
Personal	**$ 99,990**	$ 100,505	$ 101,381
Business and government	**115,290**	109,156	107,141
Banks	**20,598**	24,503	24,925
	235,878	234,164	233,447
Other			
Acceptances	**8,484**	9,057	9,923
Obligations related to securities sold short	**16,360**	16,957	16,443
Obligations related to assets sold under repurchase agreements	**22,240**	17,412	20,864
Derivative-related amounts	**22,806**	26,396	28,646
Other liabilities	**23,487**	22,951	23,780
	93,377	92,773	99,656
Subordinated debentures	**7,025**	7,105	6,513
Non-controlling interest in subsidiaries	**1,466**	1,440	1,479
Shareholders' equity			
Capital stock			
Preferred	**1,699**	1,706	2,024
Common (shares issued and outstanding – 673,859,766; 673,596,156 and 674,020,927)	**7,068**	7,001	6,973
Retained earnings	**9,804**	9,524	9,168
	18,571	18,231	18,165
	$ 356,317	$ 353,713	$ 359,260

Consolidated statement of income (unaudited)

($ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Interest income					
Loans	**$ 2,646**	$ 2,870	$ 3,357	**$ 5,516**	$ 6,811
Securities	**788**	882	812	**1,670**	1,594
Deposits with banks	**107**	150	200	**257**	426
	3,541	3,902	4,369	**7,443**	8,831
Interest expense					
Deposits	**1,282**	1,521	2,245	**2,803**	4,741
Other liabilities	**420**	418	445	**838**	853
Subordinated debentures	**102**	105	105	**207**	203
	1,804	2,044	2,795	**3,848**	5,797
Net interest income	**1,737**	1,858	1,574	**3,595**	3,034
Other income					
Capital market fees	**571**	591	518	**1,162**	937
Trading revenues	**384**	456	457	**840**	1,025
Deposit and payment service charges	**250**	254	201	**504**	405
Investment management and custodial fees	**242**	244	240	**486**	438
Mutual fund revenues	**140**	139	134	**279**	272
Card service revenues	**109**	121	101	**230**	217
Mortgage banking revenues	**53**	73	59	**126**	88
Foreign exchange revenue, other than trading	**69**	69	79	**138**	148
Insurance revenues	**54**	67	40	**121**	93
Credit fees	**53**	61	56	**114**	118
Securitization revenues	**58**	33	19	**91**	36
Gain (loss) on sale of securities	**14**	(3)	(56)	**11**	(96)
Gain from divestitures	**–**	–	–	**–**	132
Other	**195**	118	76	**313**	139
	2,192	2,223	1,924	**4,415**	3,952
Gross revenues	**3,929**	4,081	3,498	**8,010**	6,986
Provision for credit losses	**328**	286	210	**614**	458
	3,601	3,795	3,288	**7,396**	6,528
Non-interest expenses					
Human resources	**1,566**	1,654	1,337	**3,220**	2,670
Occupancy	**203**	190	162	**393**	343
Equipment	**195**	204	180	**399**	342
Communications	**203**	190	172	**393**	327
Professional fees	**83**	103	85	**186**	158
Amortization of goodwill	**–**	–	46	**–**	73
Amortization of other intangibles	**17**	17	4	**34**	7
Other	**316**	298	301	**614**	529
	2,583	2,656	2,287	**5,239**	4,449
Net income before income taxes	**1,018**	1,139	1,001	**2,157**	2,079
Income taxes	**315**	390	370	**705**	765
Net income before non-controlling interest	**703**	749	631	**1,452**	1,314
Non-controlling interest in net income of subsidiaries	**26**	27	29	**53**	51
Net income	**$ 677**	$ 722	$ 602	**$ 1,399**	$ 1,263
Preferred share dividends	**24**	25	33	**49**	67
Net income available to common shareholders	**$ 653**	$ 697	$ 569	**$ 1,350**	$ 1,196
Average number of common shares (in thousands)	**673,751**	674,465	616,365	**674,114**	612,532
Earnings per share (in dollars)	**$ 0.97**	$ 1.03	$ 0.92	**$ 2.00**	$ 1.95
Average number of diluted common shares (in thousands)	**678,751**	679,729	621,907	**679,240**	618,252
Diluted earnings per share (in dollars)	**$ 0.96**	$ 1.03	$ 0.92	**$ 1.99**	$ 1.94

Consolidated statement of changes in shareholders' equity (unaudited)

($ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Preferred shares					
Balance at beginning of period	**$ 1,706**	$ 2,024	$ 2,024	**$ 2,024**	$ 2,037
Redeemed for cancellation	**–**	(318)	–	**(318)**	–
Translation adjustment on shares denominated in foreign currency	**(7)**	–	21	**(7)**	8
Balance at end of period	**1,699**	1,706	2,045	**1,699**	2,045
Common shares					
Balance at beginning of period	**7,001**	6,973	3,716	**6,973**	3,076
Issued	**91**	46	13	**137**	653
Purchased for cancellation	**(24)**	(18)	–	**(42)**	–
Balance at end of period	**7,068**	7,001	3,729	**7,068**	3,729
Retained earnings					
Balance at beginning of period	**9,524**	9,168	8,616	**9,168**	8,428
Net income	**677**	722	602	**1,399**	1,263
Preferred share dividends	**(24)**	(25)	(33)	**(49)**	(67)
Common share dividends	**(256)**	(244)	(204)	**(500)**	(407)
Cumulative effect of initial adoption of *Employee Future Benefits* accounting standard, net of related income taxes	**–**	–	–	**–**	(221)
Premium paid on common shares purchased for cancellation	**(94)**	(90)	–	**(184)**	–
Issuance costs, net of related income taxes	**(1)**	–	–	**(1)**	(13)
Unrealized foreign currency translation gains and losses, net of hedging activities and related income taxes	**(22)**	(7)	(5)	**(29)**	(7)
Balance at end of period	**9,804**	9,524	8,976	**9,804**	8,976
Shareholders' equity at end of period	**$ 18,571**	$ 18,231	$ 14,750	**$ 18,571**	$ 14,750

Consolidated statement of cash flows (unaudited)

($ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Cash flows from operating activities					
Net income	$ 677	$ 722	$ 602	$ 1,399	$ 1,263
Adjustments to determine net cash provided by (used in) operating activities					
Provision for credit losses	328	286	210	614	458
Depreciation	96	98	93	194	180
Amortization of goodwill and other intangibles	17	17	50	34	80
Loss (gain) on sale of premises and equipment	(12)	(13)	(9)	(25)	4
Gain from divestitures	–	–	–	–	(132)
Net decrease in accrued interest receivable and payable	(196)	(103)	(33)	(299)	15
Loss (gain) on sale of investment account securities	(14)	3	56	(11)	96
Changes in operating assets and liabilities					
Deferred income taxes	132	(188)	(28)	(56)	(323)
Current income taxes	16	336	56	352	(177)
Derivative-related assets	4,541	1,734	(172)	6,275	(549)
Derivative-related liabilities	(3,590)	(2,250)	536	(5,840)	1,196
Trading account securities	(3,498)	(2,545)	(3,282)	(6,043)	(5,088)
Obligations related to securities sold short	(597)	514	610	(83)	1,138
Other	1,655	(813)	(2,334)	842	(2,371)
Net cash provided by (used in) operating activities	(445)	(2,202)	(3,645)	(2,647)	(4,210)
Cash flows from investing activities					
Change in loans	(1,134)	1,561	(166)	427	(595)
Proceeds from sale of investment account securities	4,278	3,295	2,776	7,573	4,886
Proceeds from the maturity of investment account securities	5,129	3,349	4,270	8,478	7,204
Purchases of investment account securities	(7,704)	(9,778)	(8,460)	(17,482)	(12,550)
Change in loan substitute securities	(2)	23	(12)	21	(11)
Change in interest-bearing deposits with banks	(3,543)	1,295	(626)	(2,248)	(1,391)
Net acquisitions of premises and equipment	(74)	(84)	(71)	(158)	(143)
Change in assets purchased under reverse repurchase agreements	(2,870)	5,367	(4,740)	2,497	(8,095)
Net cash used in acquisition of subsidiaries	–	–	–	–	(2,706)
Net proceeds from divestitures	–	–	–	–	132
Net cash provided by (used in) investing activities	(5,920)	5,028	(7,029)	(892)	(13,269)
Cash flows from financing activities					
Issue of RBC Trust Capital Securities (RBC TruCS™)	–	–	–	–	750
Change in deposits	1,714	717	8,214	2,431	8,313
Issue of subordinated debentures	–	635	525	635	1,025
Subordinated debentures matured	(60)	(41)	–	(101)	(27)
Preferred shares redeemed for cancellation	–	(318)	–	(318)	–
Issuance costs	(1)	–	–	(1)	(13)
Issue of common shares	82	28	8	110	627
Common shares purchased for cancellation	(118)	(108)	–	(226)	–
Dividends paid	(266)	(276)	(238)	(542)	(452)
Change in obligations related to assets sold under repurchase agreements	4,828	(3,452)	1,160	1,376	6,786
Change in liabilities of subsidiaries	822	(616)	1,090	206	597
Net cash provided by (used in) financing activities	7,001	(3,431)	10,759	3,570	17,606
Net change in cash and non-interest-bearing deposits with banks	636	(605)	85	31	127
Cash and non-interest-bearing deposits with banks at beginning of period	1,187	1,792	989	1,792	947
Cash and non-interest-bearing deposits with banks at end of period	$ 1,823	$ 1,187	$ 1,074	$ 1,823	$ 1,074
Supplemental disclosure of cash flow information					
Amount of interest paid in period	$ 2,020	$ 2,341	$ 2,909	$ 4,361	$ 5,948
Amount of taxes paid in period	$ 208	$ 192	$ 507	$ 400	$ 853

/ Notes to the interim consolidated financial statements (unaudited)

These unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001 and the unaudited interim consolidated financial statements for the three month period ending January 31, 2002. Certain comparative amounts have been reclassified to conform to the current period's presentation.

Note 1 | Significant accounting policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the consolidated financial statements for the year ended October 31, 2001, on pages 62A to 65A in the 2001 Annual Report, except as noted below.

a) Business Combinations, Goodwill and Other Intangibles

Effective November 1, 2001, the bank adopted the Canadian Institute of Chartered Accountants (CICA) standards on *Goodwill and Other Intangible Assets* and *Business Combinations.*

The *Business Combinations* standard requires that all business combinations be accounted for using the purchase method. Identifiable intangible assets are recognized separately from Goodwill and included in Other intangibles. Goodwill represents the excess of the price paid for the acquisition of subsidiaries over the fair value of the net assets acquired. Under the new goodwill standard, goodwill and indefinite life intangibles are no longer amortized but are subject to fair value impairment tests on at least an annual basis. Any impairment of goodwill or intangibles will be recognized as Non-interest expense in the period of impairment. Other intangibles with a finite life are amortized over their estimated useful lives and also tested for impairment.

The projected Amortization of other intangibles for the year ending October 31, 2002 is $67 million and for each of the years ending October 31, 2003 to October 31, 2006 is $65 million.

The following table sets forth the bank's Other intangibles at the periods indicated:

($ millions)	Q2/02 Gross carrying amount	Q2/02 Accumulated amortization	Q2/02 Net carrying amount	Q1/02 Gross carrying amount	Q1/02 Accumulated amortization	Q1/02 Net carrying amount	Q4/01 Gross carrying amount	Q4/01 Accumulated amortization	Q4/01 Net carrying amount
Core deposit intangibles	$ 406	$ (38)	$ 368	$ 411	$ (28)	$ 383	$ 412	$ (17)	$ 395
Customer lists and relationships	234	(39)	195	229	(34)	195	233	(30)	203
Mortgage servicing rights	32	(3)	29	26	(2)	24	17	(1)	16
Other intangibles	7	(4)	3	7	(3)	4	7	(2)	5
Total	$ 679	$ (84)	$ 595	$ 673	$ (67)	$ 606	$ 669	$ (50)	$ 619

The following table discloses a reconciliation of previously reported net income, earnings per share and diluted earnings per share to the amounts adjusted for the exclusion of Amortization of goodwill, net of related income taxes.

($ millions, except per share amounts)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net income:					
Reported net income	$ 677	$ 722	$ 602	$ 1,399	$ 1,263
Amortization of goodwill, net of tax	–	–	45	–	72
Adjusted net income	$ 677	$ 722	$ 647	$ 1,399	$ 1,335
Earnings per share:					
Reported earnings per share	$ 0.97	$ 1.03	$ 0.92	$ 2.00	$ 1.95
Amortization of goodwill, net of tax	–	–	0.07	–	0.12
Adjusted earnings per share	$ 0.97	$ 1.03	$ 0.99	$ 2.00	$ 2.07
Diluted earnings per share:					
Reported diluted earnings per share	$ 0.96	$ 1.03	$ 0.92	$ 1.99	$ 1.94
Amortization of goodwill, net of tax	–	–	0.07	–	0.12
Adjusted diluted earnings per share	$ 0.96	$ 1.03	$ 0.99	$ 1.99	$ 2.06

b) Future accounting changes

The CICA is planning to issue an Exposure Draft later this year dealing with *Consolidation of Special Purpose Entities.* The proposed standard will provide new guidance on the consolidation of Special Purpose Entities. The effect of this new standard cannot be determined at this time.

In November 2001, the CICA issued Accounting Guideline 13, *Hedging Relationships*, which will be effective November 1, 2002. The guideline establishes certain conditions for the application of hedge accounting, but does not specify hedge accounting techniques. For hedging derivatives that do not qualify for hedge accounting under this guideline, the bank expects to record changes in their fair value subsequent to November 1, 2002 in Net income.

Note 2 | Acquisitions

a) Eagle Bancshares, Inc.

On March 26, 2002, RBC Centura (Centura), a wholly owned subsidiary of Royal Bank of Canada, and Eagle Bancshares, Inc. (Eagle) announced that they have signed a definitive merger agreement by which Centura will acquire Eagle. The purchase price is estimated at approximately US$153 million cash consideration based on 5.7 million Eagle shares expected to be outstanding on the date of acquisition. The excess of approximately US$100 million of the purchase price over the estimated fair value of the net tangible assets acquired will first be allocated to identifiable intangible assets, with the residual allocated to goodwill. The acquisition, which is subject to approval by Canadian and U.S. regulators and shareholders of Eagle, and other customary closing conditions, is expected to close by July 31, 2002.

b) Certain U.S. operations of Generali Group

On April 30, 2002, RBC Insurance announced an agreement to acquire certain assets of Generali Group, the Trieste, Italy-based insurer. These assets comprise the operations of Business Men's Assurance Company of America (BMA) and include an inforce block of approximately 150,000 traditional life insurance policies and annuities as well as the infrastructure for manufacturing variable insurance products. In a related transaction, RBC Dain Rauscher will acquire BMA's mutual fund company, Jones & Babson Inc.

The purchase price for these businesses is estimated at approximately US$220 million. The acquisitions, which are subject to approval by Canadian and U.S. regulators, and the Boards of Directors and shareholders of the mutual funds, and other customary closing conditions, is expected to close by the end of August 2002.

Note 3 | Securitizations

During the quarter, the bank securitized $924 million of government guaranteed residential mortgage loans through the creation of mortgage-backed securities, and initially sold $750 million of those securities. Mortgage-backed securities, created and unsold, remain on the consolidated balance sheet and are classified as Investment account securities. The bank received net cash proceeds of $748 million and retained the rights to future excess interest of $34 million on the residential mortgages. A pre-tax gain on sale, net of transaction costs, of $32 million was recognized in Securitization revenues.

Note 4 | Pledged assets

Securities have been pledged as collateral for various types of funding transactions including obligations related to assets sold under repurchase agreements and obligations related to securities sold short. Securities pledged include bank-owned securities and other securities accepted as collateral that can be sold or repledged. Such collateral is generally obtained under reverse repurchase agreements and securities borrowing agreements. Securities owned that are pledged as collateral that can be sold or repledged by the secured party are reported in Trading account securities of $3.8 billion (January 31, 2002 – $3.5 billion; October 31, 2001 – $3.6 billion) and Investment account securities of $2.9 billion (January 31, 2002 – $2.5 billion; October 31, 2001 – $2.6 billion) on the consolidated balance sheet.

Note 5 | Significant capital transactions

During the quarter, the bank repurchased 2,346,200 common shares under its normal course issuer bid at an average price of $50.69. Since the inception of the bid in June 2001, the bank has repurchased 14,982,100 common shares at an average price of $49.14.

Note 6 | Results by business and geographic segments

a) Quarterly earnings by business segment (1)

	RBC Banking			RBC Insurance			RBC Investments		
($ millions)	**Q2 02**	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01
Net interest income on taxable equivalent basis	**$ 1,344**	$ 1,432	$ 1,252	**$ 53**	$ 51	$ 53	**$ 86**	$ 98	$ 97
Other income	**514**	545	414	**70**	88	65	**832**	852	697
Gross revenues on taxable equivalent basis	**1,858**	1,977	1,666	**123**	139	118	**918**	950	794
Taxable equivalent adjustment	**5**	5	1	**–**	–	–	**–**	–	–
Gross revenues	**1,853**	1,972	1,665	**123**	139	118	**918**	950	794
Provision for credit losses	**158**	201	159	**–**	–	–	**(1)**	(1)	3
Non-interest expenses	**1,108**	1,142	968	**103**	102	93	**813**	828	683
Income taxes and non-controlling interest	**227**	240	220	**(12)**	(4)	(7)	**29**	37	41
Net income	**360**	389	318	**32**	41	32	**77**	86	67

	RBC Capital Markets			RBC Global Services			Total (2)		
	Q2 02	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01	**Q2 02**	Q1 02	Q2 01
Net interest income on taxable equivalent basis	**$ 146**	$ 183	$ 133	**$ 33**	$ 34	$ 34	**$ 1,746**	$ 1,869	$ 1,580
Other income	**541**	535	568	**197**	205	182	**2,192**	2,223	1,924
Gross revenues on taxable equivalent basis	**687**	718	701	**230**	239	216	**3,938**	4,092	3,504
Taxable equivalent adjustment	**5**	5	5	**–**	–	–	**9**	11	6
Gross revenues	**682**	713	696	**230**	239	216	**3,929**	4,081	3,498
Provision for credit losses	**175**	97	53	**3**	2	(1)	**328**	286	210
Non-interest expenses	**388**	418	462	**162**	172	138	**2,583**	2,656	2,287
Income taxes and non-controlling interest	**13**	60	67	**26**	26	32	**341**	417	399
Net income	**106**	138	114	**39**	39	47	**677**	722	602

(1) RBC Banking (Personal & Commercial Banking) includes the Personal & Commercial Banking Business, Card Services, RBC Mortgage, RBC Builder Finance, RBC Centura and the Caribbean. RBC Insurance (Insurance) offers creditor, life, health, travel, home, auto and reinsurance products. RBC Investments (Wealth Management) includes Canadian & International Brokerage Group (Action Direct, Private Client Division, International Advisory Group), RBC Dain Rauscher, Global Private Banking (International Global Private Banking, RBC Private Counsel, Personal Trust, Private Banking & Trust), RBC Global Asset Management (Investment Management, Mutual Funds), and RBC Financial Planning (partnership with Personal & Commercial Banking). RBC Capital Markets (Corporate & Investment Banking) comprises Global Treasury Services, Global Financial Products, Capital Markets Services, Global Credit, and RBC Capital Partners. RBC Global Services (Transaction Processing) consists of Investor Services (Custody), Treasury Management & Trade, including Moneris Solutions joint venture, and Global Financial Institutions (Correspondent Banking and Broker Dealers).

(2) The difference between the total and the business segments presented represents other activities, which mainly comprise Corporate Treasury, Corporate Resources, Systems & Technology and Real Estate Operations.

b) Quarterly earnings by geographic segment

	Q2/02				Q1/02				Q2/01			
($ millions)	**Canada**	**U.S.**	**Other Int'l**	**Total**	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income on taxable equivalent basis	**$ 1,351**	**$ 301**	**$ 94**	**$ 1,746**	$ 1,427	$ 297	$ 145	$ 1,869	$ 1,400	$ 76	$ 104	$ 1,580
Other income	**1,221**	**715**	**256**	**2,192**	1,160	800	263	2,223	1,091	612	221	1,924
Gross revenues on taxable equivalent basis	**2,572**	**1,016**	**350**	**3,938**	2,587	1,097	408	4,092	2,491	688	325	3,504
Taxable equivalent adjustment	**5**	**4**	**–**	**9**	7	4	–	11	6	–	–	6
Gross revenues	**2,567**	**1,012**	**350**	**3,929**	2,580	1,093	408	4,081	2,485	688	325	3,498
Provision for credit losses	**151**	**152**	**25**	**328**	152	131	3	286	161	51	(2)	210
Non-interest expenses	**1,488**	**893**	**202**	**2,583**	1,516	942	198	2,656	1,487	641	159	2,287
Income taxes and non-controlling interest	**362**	**(29)**	**8**	**341**	395	(8)	30	417	376	8	15	399
Net income	**$ 566**	**$ (4)**	**$ 115**	**$ 677**	$ 517	$ 28	$ 177	$ 722	$ 461	$ (12)	$ 153	$ 602

c) Six-month earnings by business segment

($ millions)	RBC Banking 2002	RBC Banking 2001	RBC Insurance 2002	RBC Insurance 2001	RBC Investments 2002	RBC Investments 2001
Net interest income on taxable equivalent basis	$ 2,776	$ 2,521	$ 104	$ 97	$ 184	$ 188
Other income	1,059	862	158	132	1,684	1,278
Gross revenues on taxable equivalent basis	3,835	3,383	262	229	1,868	1,466
Taxable equivalent adjustment	10	2	–	–	–	–
Gross revenues	3,825	3,381	262	229	1,868	1,466
Provision for credit losses	359	386	–	–	(2)	2
Non-interest expenses	2,250	1,966	205	169	1,641	1,172
Income taxes and non-controlling interest	467	442	(16)	(12)	66	97
Net income	749	587	73	72	163	195

	RBC Capital Markets 2002	RBC Capital Markets 2001	RBC Global Services 2002	RBC Global Services 2001	Total 2002	Total 2001
Net interest income on taxable equivalent basis	$ 329	$ 145	$ 67	$ 74	$ 3,615	$ 3,046
Other income	1,076	1,272	402	451	4,415	3,952
Gross revenues on taxable equivalent basis	1,405	1,417	469	525	8,030	6,998
Taxable equivalent adjustment	10	9	–	–	20	12
Gross revenues	1,395	1,408	469	525	8,010	6,986
Provision for credit losses	272	80	5	(2)	614	458
Non-interest expenses	806	914	334	278	5,239	4,449
Income taxes and non-controlling interest	73	165	52	78	758	816
Net income	244	249	78	171	1,399	1,263

d) Six-month earnings by geographic segment

	For the six months ended April 30 2002				For the six months ended April 30 2001			
($ millions)	Canada	U.S.	Other Int'l	Total	Canada	U.S.	Other Int'l	Total
Net interest income on taxable equivalent basis	$ 2,778	$ 598	$ 239	$ 3,615	$ 2,771	$ 92	$ 183	$ 3,046
Other income	2,381	1,515	519	4,415	2,393	1,083	476	3,952
Gross revenues on taxable equivalent basis	5,159	2,113	758	8,030	5,164	1,175	659	6,998
Taxable equivalent adjustment	12	8	–	20	12	–	–	12
Gross revenues	5,147	2,105	758	8,010	5,152	1,175	659	6,986
Provision for credit losses	303	283	28	614	415	63	(20)	458
Non-interest expenses	3,004	1,835	400	5,239	3,101	1,000	348	4,449
Income taxes and non-controlling interest	757	(37)	38	758	740	59	17	816
Net income	$ 1,083	$ 24	$ 292	$ 1,399	$ 896	$ 53	$ 314	$ 1,263

Note 7 | Reconciliation of Canadian and United States generally accepted accounting principles

($ millions)	Three months ended April 30 2002 Net income	Six months ended April 30 2002 Net income	As at April 30 2002 Shareholders' equity	As at April 30 2002 Assets
Canadian GAAP	$ 677	$ 1,399	$ 18,571	$ 356,317
Derivative instruments and hedging activities	–	12	(111)	876
Reclassification of securities	–	–	72	72
Trade date accounting	–	–	–	573
Insurance accounting	16	17	43	1,288
Additional pension obligation	–	–	(17)	12
Costs of Stock Appreciation Rights (1)	18	18	18	(11)
Other	(1)	(2)	28	2,120
U.S. GAAP	$ 710	$ 1,444	$ 18,604	$ 361,247

($ millions)	Three months ended April 30 2001 Net income	Six months ended April 30 2001 Net income	As as April 30 2001 Shareholders' equity	As as April 30 2001 Assets
Canadian GAAP	$ 602	$ 1,263	$ 14,750	$ 313,724
Derivative instruments and hedging activities	4	–	(33)	604
Substantively enacted tax rate change	10	43	59	59
Reclassification of securities	–	–	49	49
Trade date accounting	–	–	–	321
Insurance accounting	8	12	(9)	1,183
Other	–	1	31	3,003
U.S. GAAP	$ 624	$ 1,319	$ 14,847	$ 318,943

($ millions)	Three months ended January 31 2002 Net income	As at January 31 2002 Shareholders' equity	As at January 31 2002 Assets
Canadian GAAP	$ 722	$ 18,231	$ 353,713
Derivative instruments and hedging activities	12	(144)	1,188
Reclassification of securities	–	190	190
Trade date accounting	–	–	(12)
Insurance accounting	1	24	1,281
Additional pension obligation	–	(17)	12
Other	(1)	29	2,028
U.S. GAAP	$ 734	$ 18,313	$ 358,400

(1) Beginning in 2000, the Stock Option Plan was amended to include Stock Appreciation Rights (SARs). The amended plan entitles a participant to elect to exercise either an option or the corresponding SAR. At the participant's discretion, SARs can be exchanged for a cash amount equal to the difference between the exercise price and the closing price of the common shares. Up to 100% of vested options can be exercised as SARs. For such plans, U.S. GAAP requires compensation expense to be measured according to the terms the participant is most likely to elect based on the facts available each period. However, Canadian GAAP considers such a plan to result in a liability and requires measurement of compensation expense assuming that all participants will exercise SARs. Starting in the second quarter, the estimate of all participants exercising SARs has been changed to 40% from 100% based on historical data. Applying this revised estimate in the measurement of compensation expense under U.S. GAAP, increased net income by $18 million for the three months ended April 30, 2002 and reduced other liabilities by $29 million, the related income tax effects reduced other assets by $11 million and shareholders' equity increased by $18 million as at April 30, 2002.

For a complete discussion of U.S. and Canadian GAAP differences see Note 20 to the consolidated financial statements for the year ended October 31, 2001, on page 85A of the 2001 Annual Report.

/ Credit related information (unaudited) (1)

Impaired loans

($ millions)	April 30 2002	January 31 2002	October 31 2001	July 31 2001	April 30 2001
Net impaired loans (2)					
Residential mortgage	**$ 130**	$ 146	$ 153	$ 135	$ 152
Personal	**132**	130	137	122	105
Business and government	**1,227**	1,390	1,193	1,057	940
Total before general allowance	**1,489**	1,666	1,483	1,314	1,197
General allowance	**(1,303)**	(1,303)	(1,301)	(1,300)	(1,166)
Total	**$ 186**	$ 363	$ 182	$ 14	$ 31
Net impaired loans as a % of related loans and acceptances					
Residential mortgage	**0.19%**	0.21%	0.23%	0.20%	0.24%
Personal	**0.41%**	0.41%	0.42%	0.38%	0.36%
Business and government loans	**1.17%**	1.35%	1.06%	1.06%	0.98%
Total before general allowance	**0.70%**	0.80%	0.69%	0.65%	0.62%
Total	**0.09%**	0.18%	0.08%	0.01%	0.02%

Allowance for credit losses

	For the three months ended			For the six months ended	
($ millions)	April 30 2002	January 31 2002	April 30 2001	April 30 2002	April 30 2001
Allowance at beginning of period	**$ 2,459**	$ 2,392	$ 2,056	**$ 2,392**	$ 1,975
Provision for credit losses	**328**	286	210	**614**	458
Write-offs					
Residential mortgage	**(3)**	(3)	(3)	**(6)**	(6)
Personal	**(109)**	(107)	(99)	**(216)**	(194)
Credit card	**(44)**	(45)	(46)	**(89)**	(88)
Business and government	**(232)**	(125)	(116)	**(357)**	(210)
	(388)	(280)	(264)	**(668)**	(498)
Recoveries					
Personal	**19**	16	15	**35**	29
Credit card	**9**	10	10	**19**	19
Business and government	**14**	20	9	**34**	41
	42	46	34	**88**	89
Net write-offs	**(346)**	(234)	(230)	**(580)**	(409)
Adjustments	**11**	15	25	**26**	37
Allowance at end of period	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Net write-offs (excluding LDCs) as a % of average loans and acceptances	**0.68%**	0.44%	0.48%	**0.56%**	0.42%
Net write-offs as a % of average loans and acceptances	**0.68%**	0.44%	0.48%	**0.56%**	0.42%
Allocation of allowance (1)					
Residential mortgage	**$ 47**	$ 49	$ 50	**$ 47**	$ 50
Personal	**475**	481	405	**475**	405
Credit card	**152**	152	122	**152**	122
Business and government	**1,541**	1,541	1,174	**1,541**	1,174
Allocated allowance	**2,215**	2,223	1,751	**2,215**	1,751
General unallocated allowance	**237**	236	310	**237**	310
Total	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Composition of allowance (1)					
Specific, including allowance for loan substitute securities	**$ 1,010**	$ 1,018	$ 762	**$ 1,010**	$ 762
Country risk	**30**	29	29	**30**	29
General allocated allowance for credit losses	**1,175**	1,176	960	**1,175**	960
General unallocated allowance for credit losses	**237**	236	310	**237**	310
Total allowance for credit losses	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Consisting of:					
Allowance for loan losses	**$ 2,338**	$ 2,345	$ 1,951	**$ 2,338**	$ 1,951
Allowance for off-balance sheet and other items	**109**	109	104	**109**	104
Allowance for loan substitute securities	**5**	5	6	**5**	6
Total	**$ 2,452**	$ 2,459	$ 2,061	**$ 2,452**	$ 2,061
Allowance for loan losses as a % of loans (including reverse repurchase agreements) and acceptances	**1.1%**	1.1%	1.0%	**1.1%**	1.0%
Allowance for loan losses as a % of gross impaired loans (coverage ratio), excluding LDCs	**93%**	86%	98%	**93%**	98%

(1) Financial measures are derived from Canadian GAAP consolidated financial statements, unless otherwise noted. Select definitions are available in the Glossary on pages 91 and 92 of the 2001 Annual Report.
(2) Impaired loans are net of specific allowance.

/ Share information (unaudited)

(Number of shares in thousands)	April 30 2002	January 31 2002	April 30 2001
First preferred shares (1)			
Non-cumulative Series E	**1,500**	1,500	1,500
Non-cumulative Series H	**–**	–	12,000
US$ Non-cumulative Series I	**–**	–	8,000
Non-cumulative Series J	**12,000**	12,000	12,000
US$ Non-cumulative Series K	**10,000**	10,000	10,000
Non-cumulative Series N	**12,000**	12,000	12,000
Non-cumulative Series O	**6,000**	6,000	6,000
US$ Non-cumulative Series P	**4,000**	4,000	4,000
Non-cumulative Series S	**10,000**	10,000	–
	55,500	55,500	65,500
Series 2010 and 2011 trust securities issued by RBC Capital Trust (2)	**1,400**	1,400	1,400
Class B and C shares issued by Royal Bank DS Holdings Inc. (1)	**–**	–	1,939
Stock options (3)			
Outstanding at end of period	**30,296**	33,124	31,440
Exercisable at end of period	**15,614**	18,148	13,886
Common shares	**673,860**	673,596	616,516

(1) Details provided in Royal Bank of Canada's 2001 Annual Report Notes 9 and 14 on pages 73 and 74 and 79, respectively.

(2) Reported in Non-controlling interest in subsidiaries on the consolidated balance sheet. Conversion features are available in the prospectus dated July 17, 2000 for Series 2010, and in the prospectus dated November 29, 2000 for Series 2011.

(3) During the second quarter, 85,600 stock options were granted.

Corporate headquarters
Street address:
Royal Bank of Canada
200 Bay Street
Toronto, Ontario, Canada
Tel: (416) 974-5151
Fax: (416) 955-7800

Mailing address:
P.O. Box 1
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

Web site:
rbc.com

Transfer Agent and Registrar

Main Agent
Computershare Trust Company of Canada

Street address:
1500 University Street
Suite 700
Montreal, Quebec
Canada H3A 3S8
Tel: (514) 982-7888, or
1-866-586-7635
Fax: (514) 982-7635

Mailing address:
P.O. Box 1570, Station "B"
Montreal, Quebec
Canada H3B 3L2

Web site:
computershare.com

Co-Transfer Agent (U.S.)
The Bank of New York
101 Barclay Street
New York, NY
U.S. 10286

Co-Transfer Agent (United Kingdom)
Computershare Services PLC
Securities Services – Registrars
P.O. Box No. 82, The Pavilions,
Bridgwater Road, Bristol
BS99 7NH England

Stock exchange listings
(Symbol: RY)

Common shares are listed on:
Canada
Toronto Stock Exchange (TSX)
U.S.
New York Stock Exchange (NYSE)
Switzerland
Swiss Exchange (SWX)

All preferred shares are listed on The Toronto Stock Exchange.

Valuation Day price
For capital gains purposes, the Valuation Day (December 22, 1971) cost base for the bank's common shares is $7.38 per share. This amount has been adjusted to reflect the two-for-one share split of March 1981 and the two-for-one share split of February 1990. The one-for-one share dividend paid in October 2000 did not affect the Valuation Day value for the bank's common shares.

Shareholder contact
For change of address, shareholders are requested to write to the bank's Transfer Agent, Computershare Trust Company of Canada, at their mailing address, and for dividend and estate transfers, shareholders are requested to call the Transfer Agent at (514) 982-7888, or 1-866-586-7635.

Other shareholder inquiries may be directed to our Investor Relations department by writing to 123 Front Street West, 6th Floor, Toronto, Ontario, Canada M5J 2M2 or by visiting our Web site *rbc.com/investorrelations* or by calling (416) 955-7806.

2002 quarterly earnings release dates

First quarter	Feb. 22
Second quarter	May 22
Third quarter	Aug. 20
Fourth quarter	Nov. 19

Direct deposit service
Shareholders may have their dividends deposited by electronic funds transfer directly to an account at any financial institution that is a member of the Canadian Payments Association. To arrange for this, please write to Computershare Trust Company of Canada at their mailing address.

Institutional investor, broker and security analyst contact
Institutional investors, brokers and security analysts requiring financial information should contact the Senior Vice-President, Investor Relations, by writing to 123 Front Street West, 6th Floor, Toronto, Ontario, Canada M5J 2M2 or by calling (416) 955-7803 or by fax to (416) 955-7800.

Dividend dates for 2002
Subject to approval by the Board of Directors.

	Record dates	Payment dates
Common and preferred shares series J, K, N, O, P and S	Jan. 24	Feb. 22
	Apr. 24	May 24
	Jul. 24	Aug. 23
	Oct. 23	Nov. 22
Preferred shares series E	Last trading day of each month	12th day of the following month

Common share repurchase
The bank is engaged in a normal course issuer bid through the facilities of The Toronto Stock Exchange. During the one-year period beginning June 22, 2001, and ending June 21, 2002, the bank may repurchase up to 18 million shares in the open market at market prices. The amount and timing of the purchases are to be determined by the bank.

A copy of the bank's Notice of Intention to file a normal course issuer bid may be obtained, without charge, by contacting the Secretary of the bank at the bank's Toronto mailing address.